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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005
Commission File Number: 000-16977

Stolt-Nielsen S.A.
(Translation of registrant's name into English)

c/o Stolt-Nielsen Limited
Aldwych House
71-91 Aldwych
London WC2B 4HN
ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                  Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        In accordance with General Instruction B, item (iii), attached herewith are the following materials regarding the Annual General Meeting for Stolt-Nielsen S.A., a Luxembourg company (the "Company"), to be held on June 9, 2005:

  1.
  Chairman's letter dated May 16, 2005 advising of Annual General Meeting.

  2.
  Notice of Annual General Meeting dated May 16, 2005, with (i) biographies of Director nominees and (ii) unconsolidated financial statements of the Company (including Statutory Auditors' Report and Directors' Report) forming a part thereof.

  3.
  Consolidated Financial Statements of the Company, including Report of Independent Registered Public Accounting Firm relating thereto.

  4.
  Depositary's Notice (of Citibank, N.A.) re Annual General Meeting of Stolt-Nielsen S.A.

  5.
  Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

        The above materials will be mailed on May 17, 2005 by Citibank N.A. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of April 19, 2005.

        The above materials shall be deemed to be incorporated by reference into the prospectuses forming a part of the registrant's Registration Statements on Form S-8 (No.33-28473, No. 333-6900, No. 333-11178 and No. 333-121315) and to be a part of such prospectuses from the date of the filing thereof.

        Certain statements contained in the above materials furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include statements regarding Stolt-Nielsen S.A.'s future market environment, outlook, and financing costs. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of Stolt-Nielsen S.A.'s indebtedness; Stolt-Nielsen S.A.'s ability to comply with its financing agreements; the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; completion of the 2004 fiscal year audit; the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

2

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOLT-NIELSEN S.A.
Date: May 16, 2005	By:	/s/ ALAN B. WINSOR
Name: Alan B. Winsor Title: Attorney-in-Fact

3

May 16, 2005

Dear Shareholder:

        The Annual General Meeting of Shareholders of Stolt-Nielsen S.A. will be held on Thursday, June 9, 2005 at 2:00 p.m. at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

        Due to the fact that the Company is a Luxembourg holding company, our affairs are governed by the provisions of the Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the holding Company on an unconsolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those on the attached Notice.

        Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, including financial statements and auditors reports, as well as Proxy Card for Common Shares relating thereto. Common Shareholders of record at the close of business on April 19, 2005 will be entitled to vote at the Annual General Meeting.

        If you wish your Common Shares to be voted at the Annual General Meeting, please promptly sign, date, and return the enclosed Proxy Card to assure that they will be received in time.

        The Company's Board of Directors recommends that you vote in favor of the matters to be considered at the meeting.

                      Sincerely,

                      Jacob Stolt-Nielsen
                      Chairman of the Board

Registered Office: 23, avenue Monterey, L-2086 Luxembourg, Société Anonyme Holding, R.C. Luxembourg B. 12179

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS ON JUNE 9, 2005

        The Annual General Meeting of Shareholders of Stolt-Nielsen S.A. (the "Company") will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Thursday, June 9, 2005 at 2:00 p.m., for the following purposes:

          (1)   To approve the holding of the Annual General meeting on June 9, 2005, in variation from the date (third Thursday in April) set forth in Article Twenty-Four of the Articles of Incorporation;

          (2)   To consider (i) the Report of Deloitte S.A., Luxembourg, Independent Auditors ("Réviseur d'entreprises"), on the consolidated financial statements of the Company, (ii) the Report of Maitland Luxembourg S.A., Luxembourg, Statutory Auditors ("Commissaire aux comptes"), on the unconsolidated financial statements of the Company, and (iii) the Report by the Board of Directors of the Company in respect of the financial statements of the Company for the fiscal year ended November 30, 2004;

          (3)   To approve the unconsolidated balance sheets and statements of profit and loss of the Company for the fiscal year ended November 30, 2004;

          (4)   To approve the consolidated balance sheets and statements of operations of the Company for the fiscal year ended November 30, 2004;

          (5)   To approve the determination of dividends of the Company for the fiscal year ended November 30, 2004, namely (i) approval of the recommendation of the Board of Directors of the Company of payment of a special final dividend of Two Dollars (U.S. $2.00) per Common Share, payable on June 30, 2005 to Shareholders of record as of June 15, 2005 and (ii) transfer of all undistributed profits to the retained earnings of the Company;

          (6)   To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2004;

          (7)   To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on The Nasdaq Stock Market Inc., if applicable) for the five most recent trading days prior to such purchase and (b) the minimum price to be paid for such Common Shares shall not be less than the "stated value" (i.e. U.S. $1.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2006;

          (8)   To elect seven directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached); and

          (9)   To elect the Statutory Auditors ("Commissaire aux comptes") to report on the unconsolidated financial statements and the Independent Auditors ("Réviseurs d'entreprises") to audit the consolidated financial statements, of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

        The Annual General Meeting shall be conducted in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company's Articles of Incorporation

        The Board of Directors of the Company has determined that Shareholders of record at the close of business on April 19, 2005 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.

                      JACOB STOLT-NIELSEN
                       Chairman of the Board

Dated: May 16, 2005

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Jacob Stolt-Nielsen

        Mr. Jacob Stolt-Nielsen has served as Chairman of the Company since he founded it in 1959. He held the position of Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He was trained as a shipbroker and worked in that capacity in London and New York prior to founding the Company. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

Niels G. Stolt-Nielsen

        Mr. Niels G. Stolt-Nielsen has served as a director of the Company since 1996 and as Chief Executive Officer since 2000. He served as Interim Chief Executive Officer, Stolt Offshore S.A. from September 2002 until March 2003. He held the position of Chief Executive Officer, Stolt Sea Farm from 1996 until September 2001. In 1994 he opened and organized the Company's representative office in Shanghai. He joined the Company in 1990 in Greenwich, CT, working first as a shipbroker and then as a round voyage manager. Mr. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is a son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Roelof Hendriks

        Mr. Hendriks has served as a director of the Company since 2004. He has been Chief Financial Officer and a Member Board of Management of CSM N.V. since 2000. Prior to that, he was a Vice Chairman Executive Board, Koninklijke Vopak N.V. He held various positions at Koninklijke Vopak N.V. and its predecessor, Van Ommeren, from 1980 until 2000. Mr. Hendriks received a law degree from Vrije Universiteit, Amsterdam. He is a Dutch citizen.

James B. Hurlock

        Mr. Hurlock has served as a director of the Company since 2004. Mr. Hurlock served as Interim Chief Executive Officer of Stolt-Nielsen Transportation Group from July 2003 to June 14, 2004. He also serves as a director of Stolt Offshore S.A., Orient Express Hotel Ltd., New York Presbyterian Hospital and USA for UNHCR. Mr. Hurlock serves as Chairman of International Development Law Organization and of Parker School of Foreign and Comparative Law. Mr. Hurlock is a retired partner from the law firm of White & Case LLP and served as Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. Mr. Hurlock holds a BA degree from Princeton University, an MA Jurisprudence from Oxford University and a JD from Harvard Law School. He is a U.S. citizen.

Christer Olsson

        Mr. Olsson has served as a director of the Company since 1993. He is President and CEO of Wallenius Lines AB and Chairman of Wallenius Wilhelmsen Lines A/S. He also serves as Chairman of UECC and the Swedish Club, and a director of B&N AB, Atlantic Container Line AB and the Swedish Shipowners Association. He received his BLL degree from Stockholm University. He is a Swedish citizen.

Jacob B. Stolt-Nielsen

        Mr. Jacob B. Stolt-Nielsen has served as a director of the Company since 1995. He served as an Executive Vice President of Stolt-Nielsen S.A. from 2003 to December 2004. In 2000, he founded and served as Chief Executive Officer of SeaSupplier Ltd until 2003. From 1992 until 2000 he held the position of President, Stolthaven Terminals, with responsibility for the Company's global tank storage business. He joined the Company in 1987 and served in various positions in Oslo; Singapore; Greenwich, Connecticut; Houston, Texas; and London. Mr. Stolt-Nielsen graduated from Babson College in 1987 with a BS degree in Finance and Entrepreneurial studies. Mr. Jacob B. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Christopher J. Wright

        Mr. Wright has served as a Director of the Company since May 2002. He served as President and Chief Operating Officer of the Company from 1986 to December 2001. He was employed by British Petroleum plc ("BP") from 1958 until the time he joined the Company. He held a variety of positions at BP working in Scandinavia, Asia, the U.S. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

TABLE OF CONTENTS

UNCONSOLIDATED FINANCIAL STATEMENTS	UF-1
Report of the Commissaire	UF-2
Report of the Board of Directors	UF-3
Annual Accounts
Balance Sheets	UF-4
Statements of Profit and Loss	UF-5
Notes to the Annual Accounts	UF-6
CONSOLIDATED FINANACIAL STATEMENTS	CF-1
Report of Independent Registered Public Accounting Firm	CF-2
Consolidated Statements of Operations	CF-3
Consolidated Balance Sheets	CF-4
Consolidated Statement of Shareholders' Equity	CF-5
Consolidated Statement of Cash Flows	CF-6
Notes to Consolidated Financial Statements	CF-7

STOLT-NIELSEN S.A.
SOCIETE ANONYME HOLDING

DIRECTORS' REPORT FOR 2004 AND

ANNUAL ACCOUNTS FOR THE YEARS ENDED NOVEMBER 30, 2004 AND 2003

TOGETHER WITH REPORT OF THE COMMISSAIRE

REPORT OF THE COMMISSAIRE
TO THE SHAREHOLDERS OF

STOLT-NIELSEN S.A.
November 30, 2004

In accordance with legal and statutory requirements, we are pleased to report to you on the execution of our engagement as Commissaire in respect of the year ended November 30, 2004 following the mandate granted to us.

Our examination was carried out in accordance with the provisions of Article 62 of the law of 10 August 1915 (as modified), which does not require the Commissaire to give an opinion on the financial statements. Consequently, we have not verified the financial statements in accordance with International Standards on Auditing.

We have confirmed that the financial statements at November 30, 2004 and 2003, showing a balance sheet total of U.S. $502,051,044 and U.S. $492,831,854 and a result for the years then ended of U.S. $nil and U.S. $7,850,000 are in accordance with the accounting records and with documentary evidence submitted to us.

We propose that these financial statements be approved and that discharge be granted to the Board of Directors.

Maitland Luxembourg S.A.
/s/ Riaz Husain

Luxembourg
May 9, 2005

STOLT-NIELSEN S.A.
Société Anonyme Holding
23, avenue Monterey
L-2086 Luxembourg

Report of the Board of Directors to the Annual General Meeting of
Stolt-Nielsen S.A.
to be held at Services Généraux de Gestion S.A.,
23, avenue Monterey, L-2086 Luxembourg
June 9, 2005

Gentlemen:

        We are pleased to submit for your approval the Balance Sheet as of November 30, 2004 and Statement of Profit and Loss for the year ended November 30, 2004.

        The investment in subsidiaries amounted to U.S. $315,712,097 at November 30, 2004. There were no dividends declared by and receivable from subsidiaries at November 30, 2004.

        There were no dividends from subsidiaries during the year ended November 30, 2004. Other income totaled U.S. $496,397 and expenses were U.S. $496,397. Therefore, the 2004 financial year ended with net income of U.S. $nil and the 2003 financial year ended with net income of U.S. $7,850,000.

        The Board of Directors recommend a special final dividend for the year ended November 30, 2004 of $2.00 per common share, payable on June 30, 2005 to shareholders of record as of June 15, 2005.

        By special vote we ask you to discharge the Directors and the Statutory Auditors ("Commissaire aux comptes") of the Company for the year ended November 30, 2004.

        Furthermore, we request that you elect Deloitte S.A., Luxembourg as Independent Auditors ("Reviseur d'entreprises") to audit the consolidated financial statements of the Company for a term expiring at the next Annual General Meeting and elect Maitland Luxembourg S.A. as Statutory Auditors ("Commissaire aux comptes") to review the unconsolidated financial statements of the Company for a term expiring at the next Annual General Meeting.

        Finally, we request you to elect as Directors of the Company Mr. Jacob Stolt-Nielsen, Mr. Niels G. Stolt-Nielsen, Mr. Jacob B. Stolt-Nielsen, Mr. Roelof Hendriks, Mr. James B. Hurlock, Mr. Christer Olsson and Mr. Christopher J. Wright.

CHRISTOPHER J. WRIGHT	CHRISTER OLSSON

May 9, 2005

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

BALANCE SHEETS AS OF NOVEMBER 30, 2004 AND 2003

(Currency—U.S. Dollars)

	2004	2003
ASSETS
FINANCIAL ASSETS:
Investment in subsidiaries, at cost (Note 2b)	$315,712,097	$315,712,097
CURRENT ASSETS:
Receivables from subsidiaries (Note 2c)	186,287,626	177,098,408
Cash and time deposits (Note 2f)	51,321	21,349

	$502,051,044	$492,831,854

LIABILITIES
SHAREHOLDERS' EQUITY:
Founder's shares, no par value—
30,000,000 shares authorized, 15,844,190 and 15,659,549 shares issued and outstanding in 2004 and 2003, at stated value (Note 3)	$—	$—
Common shares, no par value—
120,000,000 shares authorized, 63,376,760 and 62,638,197 shares issued and outstanding in 2004 and 2003, at stated value (Note 3)	63,376,760	62,638,197
Paid-in surplus	368,272,655	359,847,171
Legal reserve (Note 6)	6,337,713	6,263,857
Retained earnings (Note 4)	190,571	(7,659,429)

	438,177,699	421,089,796
CURRENT LIABILITIES:
Other payables and accrued liabilities	250,793	173,930
Payable to subsidiaries (Note 2c)	63,622,552	63,718,128
NET INCOME	—	7,850,000

	$502,051,044	$492,831,854

See notes to the accounts.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

STATEMENTS OF PROFIT AND LOSS

FOR THE YEARS ENDED NOVEMBER 30, 2004 and 2003

(Currency—U.S. Dollars)

	2004	2003
INCOME
Dividend income from subsidiaries	$—	$7,850,000
Cost reimbursement	496,349	502,124
Interest income	48	1,845

	496,397	8,353,969

EXPENSES
Administrative and general expenses (Note 2e)	496,397	503,969

NET INCOME	$—	$7,850,000

See notes to the accounts.

STOLT-NIELSEN S.A.

SOCIETE ANONYME HOLDING

NOTES TO THE ACCOUNTS

AS OF NOVEMBER 30, 2004 and 2003

(Currency—U.S. Dollars)

1.    CORPORATE STRUCTURE AND MANAGEMENT

        Stolt-Nielsen S.A. ("SNSA" or the "Company") is a finance holding company incorporated in Luxembourg on July 5, 1974. The registered address of the Company is 23, avenue Monterey, L-2086 Luxembourg. The registered number of the Company is R.C. Luxembourg B.12.179.

        Article Three of the Company's Articles of Incorporation sets forth its objects as a holding company, namely participation in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which the Company will administer and exploit; the Company may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of the Company, or companies which are subsidiaries of or associated with or affiliated with the Company; and in general to undertake any operations directly or indirectly connected with such objects as permitted by the Luxembourg Holding Company Law of 1929.

        During the fiscal years ended November 30, 2004 and 2003, the Company held direct and indirect investments in various subsidiaries throughout the world which transport, store and distribute bulk liquid chemicals, edible oils and other specialty liquids as well as subsidiaries and equity investees in the seafood and offshore contracting industries and in other subsidiaries which provide management and agency services to specified subsidiaries in the group.

        The Company is reimbursed by its subsidiaries for certain administrative and general expenses incurred on behalf of the subsidiaries.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The financial statements have been prepared using generally accepted accounting principles in Luxembourg, including the following significant policies:

(a)
Format of financial statements

        The Company keeps its books and records in U.S. Dollars. In accordance with Article 205 of the law of May 4, 1984, the financial statements are presented with certain modifications to the legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

        The Company also prepares consolidated financial statements in conformity with the Seventh Directive of the European Union. Copies of these financial statements are available at the registered office of the Company.

(b)
Investment in subsidiaries

        The Company accounts for its investment in its wholly owned subsidiaries at historical cost. The direct subsidiaries of the Company are as follows:

Name	Country	Historical Cost
Stolt-Nielsen Limited	Bermuda	$16,556
Stolt-Nielsen Transportation Group Limited (formerly Stolt Parcel Tankers, Inc.)	Liberia	315,695,541

		$315,712,097

        The aggregate Company interest in the underlying equity of direct and indirect subsidiaries was approximately $830 million at November 30, 2004 (2003—$781 million). Although certain subsidiaries within the group have deficits in shareholders' equity, the assets of other subsidiaries in the group are available to meet these obligations. In the opinion of the Directors, there is no permanent impairment in the carrying value of the above investments.

        The Company recognizes dividend income from subsidiaries when such dividends are declared by the respective subsidiaries.

(c)
Amounts due to and from subsidiaries

        The classification of receivables from, and payables to, subsidiaries at November 30, 2004 and 2003 was based upon management's estimate of the dates of settlement of these accounts.

(d)
Interim dividend and Annual General Meeting actions

        Until such time as the shareholders have approved the disposition of interim dividends at the Annual General Meeting, the Company records such advance payments as a deduction from shareholders' equity.

(e)
Administrative and general expenses

        Administrative and general expenses principally included fees paid to Directors of $239,191 and $219,600 in 2004 and 2003, respectively, costs associated with meetings of the Board of Directors, professional fees and the Company's tax charges.

(f)
Cash and time deposits

        At November 30, 2004 and 2003, cash and time deposits principally included demand accounts.

(g)
Translation of foreign currencies

        The Company maintains its accounts in the currency in which the capital is expressed, i.e. in the United States Dollar, and the annual accounts are expressed in this base currency. Amounts in foreign currencies are translated into the base currency on the following basis:

  •
  Formation expenses, and the cost of acquisition of intangible, tangible and financial fixed assets denominated in a currency other than the base currency are translated at historical exchange rates;

  •
  All other assets denominated in a currency other than the base currency are valued individually at the lower of their countervalues translated into the base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

  •
  All liabilities denominated in a currency other than the base currency are valued individually at the higher of their countervalues translated into the base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

  •
  Revenues and expenses denominated in a currency other than the base currency are translated into the base currency at the exchange rates applicable on the day they are collected or disbursed.

Consequently, only realized exchange gains and losses and unrealized exchange losses are reflected in the profit and loss account.

3.    CAPITAL STOCK AND FOUNDER'S SHARES

        The Company's authorized share capital consists of:

  •
  120,000,000 Common shares, no par value, and

  •
  30,000,000 Founder's shares, no par value

        Under the Luxembourg Company Law, Founder's shares are not considered as representing capital of the Company.

        In addition to the authorized Common shares and Founder's shares of the Company set forth above, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized Class B shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

        Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

        Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder's shares in the event of a liquidation.

        During 1987, the Company adopted the 1987 Stock Option Plan (the "1987 Plan") under which 2,660,000 of SNSA's Common shares were reserved for future issuance. No further grants will be issued under the 1987 Plan. During 1997, the Company adopted the 1997 Stock Option Plan (the "1997 Plan")

under which 5,180,000 of SNSA's Common shares, 5,180,000 of SNSA's Class B shares, or any combination thereof not exceeding 5,180,000 shares, were reserved for future issuance.

        Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

        Pursuant to the Company's Stock Option Plans, the Company issued 364,475 shares of Common Stock during the fiscal year ended November 30, 2004 and 374,088 shares of Class B Stock during the fiscal year ended November 30, 2004. The total proceeds received upon exercise of these options was $9,237,000 in 2004 of which $73,856 has been transferred to the Company's legal reserve for 2004 (see Note 6). As at November 30, 2004, options outstanding represented 2,298,589 Common shares (2003—2,290,263) and 1,192,838 Class B shares (2003—1,672,655).

        In accordance with the provisions of the Company's Articles of Incorporation, 184,641 Founder's shares were issued to the existing holder of Founder's shares during the fiscal year ended November 30, 2004.

        In January 2004, SNSA sold the 7.7 million Treasury Common shares in a private placement to non-affiliated institutional investors. The aggregate gross proceeds before expenses of $3 million amounted to $104 million, or approximately $13.50 per share.

        The Common shares are listed in Norway on the Oslo Stock Exchange and trade as ADRs in the United States on NASDAQ.

4.    FINAL DIVIDENDS AND RETAINED EARNINGS

        The final dividend for fiscal year 2002 of $7,829,775 was approved by the shareholders as being paid out of retained earnings at the Annual General Meeting held on May 8, 2003. The resulting effects of this dividend and the interim dividend on the Company's retained earnings are reflected in the following table:

Opening retained earnings at December 1, 2002	$(7,696,582)
Net income for the year ended November 30, 2002	15,775,000
Interim dividend at November 30, 2002	(7,908,072)
Final dividend for fiscal year 2002	(7,829,775)

Retained earnings at November 30, 2003	(7,659,429)
Net income for the year ended November 30, 2003	7,850,000

Retained earnings at November 30, 2004	$190,571

        In November 2002, the Board of Directors of the Company declared a dividend of $0.125 per Common share, and $0.005 per Founder's share payable on December 18, 2002. The total amount of the dividend of $7,908,072 was classified as an interim dividend pending approval for payment from retained earnings. Approval was obtained at the Annual General Meeting, which was held on May 8, 2003.

5.    DIVIDENDS

        A special final dividend of $2.00 per common share has been recommended by the Directors for 2004. There were no interim or final dividends declared or paid in fiscal year 2003.

6.    LEGAL RESERVE

        Under Luxembourg law, the Company is required to allocate 5% of its annual net income to a legal reserve until that reserve amounts to 10% of the issued stated capital of the Company. Alternatively, this legal reserve requirement may be satisfied by a transfer from paid-in surplus. As of November 30, 2004 and 2003, the Company's legal reserve was fully satisfied. The Company has provided that, at each time additional Common shares are issued in the future, including those resulting from the exercise of stock options, an amount equal to 10% of the stated capital of such new Common shares will immediately be allocated to the legal reserve. This legal reserve is not available for dividend distribution.

7.    RESTRICTIONS ON PAYMENT OF DIVIDENDS

        As set forth in the Articles of Incorporation, advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters) by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by the Company's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are declared by the shareholders once per year at the Annual General Meeting; both interim and final dividends can be paid out of any earnings, retained or current, as well as paid-in-surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

        Under certain loan agreements, the Company may pay dividends limited to (1) 40% of consolidated net income, as defined, for the previous four fiscal quarters and (2) an amount of stipulated net cash flow.

8.    TAXES

        The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-residents during the period. The tax is calculated as follows:

        Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds EUR 2,400,000:

  •
  3% on interests paid to bond and other security-holders;

  •
  1.8% on dividends, profit quotas and remuneration on the first EUR 1,200,000;

  •
  0.1% charge levied on any surplus dividends, profit quotas and remuneration.

        Where the total interest paid each year to bondholders and on other comparable securities is less than EUR 2,400,000:

  •
  3% on interests paid to bond and other security-holders;

  •
  3% on dividends, profit quotas and remuneration, but to a maximum amount corresponding to the difference between EUR 2,400,000 and the total interest paid to bondholders and on other comparable negotiable securities;

  •
  1.8% on any surplus dividends, profit quotas and remuneration up to EUR 1,200,000 distributed;

  •
  0.1% on surplus dividends, profit quotas and remuneration.

        Billionaire holding companies are subject to a minimum annual charge of EUR 48,000. Interest paid to creditors who do not hold bonds or similar negotiable securities are disregarded in calculating the tax base. The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

        For the years ended November 30, 2004 and 2003 this tax amounted to $119,884 and $143,358, respectively, and is included in administrative and general expenses in the accompanying statements of profit and loss.

9.    COMMITMENTS AND CONTINGENCIES

        As of November 30, 2004, the Company has guaranteed substantially all of the $820.4 million in the long-term debt obligations of its direct and indirect subsidiaries.

        As of November 30, 2004, the Company's subsidiaries and certain of its indirect subsidiaries had various credit lines, including committed lines, ranging through 2009 totaling approximately $419.5 million of which total lines of approximately $128.3 million were available for future use. Substantially all of the $291.2 million in short-term bank loans outstanding under these credit facilities, at November 30, 2004, are guaranteed by the Company. Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability to draw funds from time to time.

        Subsidiaries of the Company have entered into contracts for the purchase and sale of foreign currencies under their foreign exchange lines with various banks. Any contracts entered into pursuant to these lines generally are guaranteed by the Company. Certain of the currency positions entered into by these subsidiaries effectively have been closed by entering into offsetting foreign exchange contracts. At November 30, 2004, the total market value of the currencies which these subsidiaries had contracted to purchase and sell pursuant to open foreign exchange contracts maturing through November 2005 was approximately $64.6 million and $21.0 million, respectively.

10.    LEGAL PROCEEDINGS

Investigations by U.S. Department of Justice and European Commission

        In 2002 SNSA became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in the Company's parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, SNSA determined to voluntarily report certain conduct to the Antitrust Division (the "Antitrust Division") of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC").

        As a result of its voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, SNTG entered into an Amnesty Agreement dated January 15, 2003 (the "Amnesty Agreement") with the Antitrust Division, which provided that the Division agreed "not to bring any criminal prosecution" against the Company for any act or offense it may have committed prior to January 15, 2003, subject to the terms and conditions of the Amnesty Agreement.

        On February 25, 2003, SNTG announced that it had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. Pursuant to such program and provided the program's stated terms and conditions were met, including continued cooperation, SNTG and its directors and employees were promised amnesty from criminal antitrust prosecution and fines in the United States for anticompetitive conduct in the parcel tanker business.

        At the same time, the Company also announced that the EC had admitted the Company into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords the Company immunity from EC fines with respect to anticompetitive behavior, subject to the Company fulfilling the conditions of the program, including continued cooperation. It is possible that in the future national authorities in Europe, or elsewhere, will assert jurisdiction over the alleged industries.

        In August 2004, the EC informed SNTG that it had closed its investigation into possible collusive behavior in the intra-Europe inland barge industry. The EC investigation into the parcel tanker industry has continued.

        Subsequently, the Antitrust Division's Philadelphia field office staff informed the Company that it was suspending the Company's obligation to cooperate because the Antitrust Division was considering whether or not to remove the Company from the DOJ's Corporate Leniency Program. The stated basis for this reconsideration was that the Antitrust Division had received evidence that the Company had not met the condition that it "took prompt and effective action to terminate its part in the anticompetitive activity being reported upon discovery of the activity."

        In February 2004, the Company filed a civil action in the United States District Court for the Eastern District of Pennsylvania (the "District Court") against the DOJ to enforce the Amnesty Agreement and to seek specific performance and/or a permanent injunction to enforce the Agreement's bar on criminal prosecution for certain activity having occurred prior to January 15, 2003. On March 2, 2004, the DOJ notified SNTG that it was unilaterally voiding the Amnesty Agreement and revoking the Company's Amnesty. On January 14, 2005, the District Court entered a judgment in favor of the Company and permanently enjoined the DOJ from indicting or prosecuting SNSA or SNTG for any violation of the

Sherman Antitrust Act prior to January 15, 2003, in the parcel tanker industry involving transportation to and from the United States. Through this order, the District Court enforced the Amnesty Agreement. On February 14, 2005 the DOJ filed a notice of appeal from the January 14, 2005 order. That appeal is pending before the United States Court of Appeals for the Third Circuit. If the District Court's ruling is not upheld, it is possible that SNTG or its directors or employees could be subject to criminal prosecution and, if found guilty, to substantial fines and penalties.

        SNTG currently remains in the EC's Immunity Program with respect to the parcel tanker industry. The continuing immunity and amnesty of the Company and the directors and employees depends on the EC's satisfaction that going forward the Company and its directors and employees are meeting any obligations they may have to cooperate and otherwise comply with the conditions of the immunity and amnesty programs. It is possible that the EC could assert that the Company or such directors or employees have not complied or are not fully complying with the terms and conditions of the European amnesty. If this were to happen, the Company or such directors or employees could be partly or fully removed from the immunity or amnesty programs, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

        Because of the ongoing litigation with respect to the Company's amnesty agreement, including the Company's success at the District Court level, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent difficulty of predicting the outcome of antitrust investigations, the Company has made no provisions for any fines related to the DOJ or EC investigations in the consolidated financial statements.

Investigations by Korea Fair Trade Commission and Canada Competition Bureau

        In February 2004, the Korea Fair Trade Commission ("KFTC") and the Canadian Competition Bureau ("CCB"), notified the Company that they had launched antitrust investigations of the parcel tanker shipping industry and SNTG. The Company informed the KFTC and CCB that it is committed to cooperating fully with the investigations. The Company does not have amnesty in either of these investigations but has continued to cooperate with both authorities.

        Because of the continuing nature of these investigations and proceedings, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines related to the Korean or Canadian antitrust investigations in the consolidated financial statements. SNTG and its counsel have participated in two hearings before the Korean Fair Trade Commission, and the Company expects that the KFTC will make a determination about whether or not to assess any fine within 2005. At the close of the hearings, the KFTC staff recommended a monetary sanction of Korean Won 470,000,000 (approximately US$470,000 based on prevailing exchange rates) for the Commission to deliberate about.

Antitrust Civil Class Action Litigations

        To date, the Company is aware of twelve purported private antitrust class actions filed against SNSA and SNTG for alleged violations of antitrust laws, four of which have been dismissed. Generally speaking, the actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits typically seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of SNTG's competitors, including Odfjell, Jo Tankers and Tokyo Marine.

        In nine of these actions, customers claim they paid higher prices under the contracts they had with the defendants as a result of defendants' alleged collusive conduct. The remaining three actions are allegedly brought on behalf of indirect purchasers who claim that such alleged collusion resulted in higher prices being passed on to them. Three of these nine actions have been dismissed and another action was settled with no material adverse financial impact. All but two of the actions were filed in federal courts.

        On the motion of the Company, all of the federal civil antitrust cases have been consolidated into a single multidistrict litigation ("MDL") proceeding in the U.S. District Court for the District of Connecticut captioned "In re Parcel Tanker Shipping Services Antitrust Litigation." Other than case management conferences, no proceedings have gone forward in the MDL action as yet due to the stay related to the JLM appeal described below.

        Prior to consolidation in the MDL proceeding, the Company moved to compel arbitration in the purported class actions brought by JLM Industries, Inc. and Nizhnekamskneftekhim USA, Inc. ("Nizh") in accordance with the arbitration provisions in their respective contracts with SNTG. The U.S. District Court for the Southern District of Texas in the Nizh action ordered arbitration while the U.S. District Court for the District of Connecticut in the JLM action denied the motion to compel arbitration. Following consolidation, all proceedings in the MDL court were stayed pending appeal of the district court's decision in JLM. In October 2004, the Second Circuit issued a ruling in the JLM action requiring JLM to arbitrate all of its federal antitrust claims and related state law claims against SNTG. The Second Circuit's broad ruling appears to require all similarly situated plaintiffs to proceed in arbitration rather than in federal court. JLM filed a request for en banc consideration with the Second Circuit and the MDL actions remained stayed. On February 2, 2005, the Second Circuit denied JLM's motion for rehearing en banc. The MDL district court has not yet lifted the stay.

        During the pendency of the stay, the Company has entered negotiations with the purported class plaintiffs regarding the procedures for arbitration of their claims. The law regarding the ability of plaintiffs to bring arbitration as class action arbitration is unsettled.

        No discovery has commenced in any of these civil antitrust proceedings against the Company. In light of the early stages of these proceedings, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent uncertainty of litigation and arbitration, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and has made no provision for any of these claims in the consolidated financial statements.

Antitrust Civil Actions By Direct Opt-Out Plaintiffs

        To date the Company is aware of four actions brought by individual plaintiffs who have elected to opt out of the purported class actions. The principal Plaintiffs in these actions are The Dow Chemical Co., Union Carbide Corp. (now a Dow subsidiary), Huntsman Petrochemical Corp., and Sasol Ltd.

        These four actions make similar allegations as the purported antitrust class actions and generally seek the same type of damages under the Sherman Antitrust Act as sought by the purported class actions. Generally, the direct opt-out plaintiffs have asserted claims in their own names that would have been otherwise included within the purported scope of the damages sought by the purported class actions.

        These four private opt-out actions have been consolidated into the MDL proceedings pending in the U.S. District Court for the District of Connecticut. Like the other actions before the MDL court, these actions were stayed. During the pendency of the stay, the Company has entered negotiations with the direct opt-out plaintiffs regarding the procedures for arbitration of their claims. Additional customers, who have not yet filed a suit or served an arbitration demand, have also come forward seeking to be included in arbitration and the negotiations of the procedures.

        As with the purported class actions, no discovery has commenced. In light of the early stage of these proceedings, the fact-intensive nature of the claims involved, the unsettled nature of the law involved, and the inherent uncertainty of litigation and arbitration, the Company is not able to determine whether or not a negative outcome in any of these actions is probable or a reasonable range for any such outcome, and has made no provision for any of these claims in the consolidated financial statements.

Securities Litigation

        In March 2003 an individual claiming to have purchased SNSA American depositary receipts, Joel Menkes, filed a purported civil securities class action in the U.S. District Court for the District of Connecticut against the Company and certain officers. Plaintiffs' counsel have since replaced Mr. Menkes with Irene and Gustav Rucker, who also claim to have purchased SNSA American depositary receipts. The current complaint appears to be based significantly on media reports about the O'Brien action and the DOJ and EC investigations described above. Pursuant to the Private Securities Litigation Reform Act ("PSLRA") the Court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed.

        On September 8, 2003, the Plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants. The consolidated complaint is brought on behalf of "all purchasers of Stolt's American Depositary Receipts ("ADR's") from May 31, 2000 through February 20, 2003…and all United States ("U.S.")-located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants' violations of the Securities Exchange Act of 1934."

        The complaint claims that SNSA "concealed that a material portion of [SNSA's] and SNTG's revenues and earnings from 2001 through February 2003 came from an illegal pact between SNTG and Odfjell ASA.. to rig bids for international shipping contracts.." The consolidated complaint further alleges that the Company failed to disclose "the Companies' long history of trading with rogue states like Cuba, Iran, and

Sudan." The consolidated complaint asserts that the Company's failure to disclose such alleged behavior, coupled with allegedly "false and misleading" statements, caused plaintiff to pay inflated prices for the Company's securities by making it appear that the Company was "immune to an economic downturn that was afflicting the rest of the shipping industry" and "misleading them to believe that the Companies' earnings came from legitimate transactions."

        On October 27, 2003, the Company filed a motion to dismiss the consolidated complaint in its entirety. Briefing of the motion was completed in January 2004. There has been no discovery.

        The Company intends to vigorously defend itself against this lawsuit and, the Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and in accordance with SFAS No. 5—"Accounting for Contingencies," the Company has not made any provisions for any liability related to the action in the consolidated financial statements.

11.    SUBSEQUENT EVENTS

        On March 11, 2005, the Company's Board of Directors recommended a special final dividend for the full year ended November 30, 2004 of $2.00 per common share, payable June 30, 2005 to shareholders of record as of June 15, 2005. In recommending the special final dividend, the Board of Directors recognized the Company's strong financial performance in 2004 and significant improvement in its balance sheet following the sale of its entire interest in Stolt Offshore S.A. The dividend, which is subject to shareholder approval, will be voted on at the Company's Annual General Metting of Shareholders scheduled for June 9, 2005 in Luxembourg. If approved, the dividend will result in an aggregate cash payment to holders of common shares of approximately $130 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Stolt-Nielsen S.A.:

        We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. (a Luxembourg company) and subsidiaries (the "Company") as of November 30, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 19 to the consolidated financial statements, effective December 1, 2003, the Company changed its method of accounting for variable interest entities to conform to FASB Interpretation No. 46 (R), "Consolidation of Variable Interest Entities". As discussed in Note 2 to the consolidated financial statements, effective December 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

Deloitte & Touche LLP
New York, New York
May 12, 2005

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended November 30,
	2004	2003	2002
	(in thousands, except per share data)
Operating Revenue (Note 2):
Stolt-Nielsen Transportation Group:
Tankers	$845,623	$762,068	$747,220
Tank Containers	297,495	254,692	227,600
Terminals	75,618	63,896	58,549

	1,218,736	1,080,656	1,033,369
Stolt Offshore	276,393	1,482,273	1,437,488
Stolt Sea Farm	459,073	461,817	435,706
Corporate and other	1,515	1,624	1,581

	1,955,717	3,026,370	2,908,144
Operating Expenses (Note 2):
Stolt-Nielsen Transportation Group:
Tankers	643,494	615,617	596,016
Tank Containers	246,172	208,921	183,816
Terminals	45,401	41,147	37,576

	935,067	865,685	817,408
Stolt Offshore	267,150	1,590,574	1,395,007
Stolt Sea Farm	438,635	481,939	427,704

	1,640,852	2,938,198	2,640,119
Gross Profit	314,865	88,172	268,025
Equity in net income (loss) of non-consolidated joint ventures (Note 13)	26,239	(11,143)	13,981
Administrative and general expenses	(229,998)	(241,695)	(210,636)
Impairment of Stolt Offshore tangible fixed assets (Note 5)	—	(176,522)	—
Write-off of goodwill (Note 6)	—	(2,360)	(118,045)
Restructuring charges (Note 9)	(2,679)	(18,373)	(9,601)
Gain (loss) on disposal of assets, net (Note 7)	9,561	(1,417)	10,262
Other operating income (expense), net	5,593	(6,508)	(3,110)

Income (Loss) from Operations	123,581	(369,846)	(49,124)
Non-Operating Income (Expense):
Interest expense	(86,089)	(99,823)	(95,612)
Interest income	5,076	7,051	2,549
Foreign currency exchange gain	6,070	13,364	1,155
Gain on sales of Stolt Offshore common stock (Note 8)	24,870	—	—

Income (Loss) before Income Tax Provision, Minority Interest, Equity in Income of Stolt Offshore and Cumulative Effect of a Change in Accounting Principle	73,508	(449,254)	(141,032)
Income tax provision (Note 10)	(13,817)	(15,272)	(17,969)

Income (Loss) before Minority Interest, Equity in Income of Stolt Offshore and Cumulative Effect of a Change in Accounting Principle	59,691	(464,526)	(159,001)
Minority interest (Note 22)	7,584	148,540	56,196
Equity in income of Stolt Offshore	9,371	—	—

Income (Loss) before Cumulative Effect of a Change in Accounting Principle	76,646	(315,986)	(102,805)
Cumulative effect of a change in accounting principle (Note 19)	(1,776)	—	—

Net Income (Loss)	$74,870	$(315,986)	$(102,805)

Income (Loss) per Common Share (Note 2):
Basic
Income (loss) before cumulative effect of a change in accounting principle	$1.24	$(5.75)	$(1.87)
Cumulative effect of a change in accounting principle	(0.03)	—	—

Net Income (loss)	$1.21	$(5.75)	$(1.87)

Diluted
Income (loss) before cumulative effect of a change in accounting principle	$1.22	$(5.75)	$(1.87)
Cumulative effect of a change in accounting principle	(0.03)	—	—

Net Income (loss)	$1.19	$(5.75)	$(1.87)

Weighted Average Number of Common Shares and Common Share Equivalents Outstanding (Note 2):
Basic	61,767	54,949	54,930
Diluted	62,630	54,949	54,930

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2004	2003
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$71,447	$150,039
Trade receivables (net of allowance for doubtful accounts of $8,009 in 2004 and $24,092 in 2003)	171,508	520,325
Inventories (Note 11)	220,861	251,127
Receivables from related parties (Note 13)	5,223	33,260
Restricted cash deposits (Note 12)	497	27,549
Prepaid expenses	52,450	84,857
Assets held for sale (Note 4)	—	106,152
Other current assets	16,335	14,837

Total Current Assets	538,321	1,188,146

Fixed Assets, at Cost:
SNTG Tankers	1,982,582	1,649,745
SNTG Tank containers	103,020	103,628
SNTG Terminals	310,301	286,771
Stolt Offshore	—	933,336
Stolt Sea Farm	275,334	252,350
Other	43,072	54,008

	2,714,309	3,279,838
Less—accumulated depreciation and amortization	(1,194,261)	(1,238,694)

Fixed assets, net	1,520,048	2,041,144

Investments in and advances to non-consolidated joint ventures (Note 13)	74,689	138,835
Investments in and advances to Stolt Offshore (Note 14)	133,400	—
Deferred income tax assets (Note 10)	25,085	27,572
Goodwill (Note 6)	28,843	42,481
Other intangible assets, net (Note 6)	32,864	31,244
Other assets	78,803	110,023

Total Assets	$2,432,053	$3,579,445

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term bank loans (Note 16)	$292,495	$479,448
Current maturities of long-term debt and capital lease obligations (Note 17)	165,798	242,582
Accounts payable	89,011	615,066
Accrued voyage expenses	56,383	45,859
Accrued expenses	137,174	158,256
Liabilities pertaining to assets held for sale (Note 4)	—	57,855
Other current liabilities	32,883	89,491

Total Current Liabilities	773,744	1,688,557

Long-term debt and capital lease obligations (Note 17)	654,558	977,667
Deferred income tax liabilities (Note 10)	36,319	24,944
Other liabilities	80,786	141,710
Minority interest (Note 22)	3,353	52,353
Commitments and contingencies (Notes 20 and 21)
Shareholders' Equity (Note 24):
Founder's shares: no par value—30,000,000 shares authorized, 15,844,190 issued in 2004 and 15,659,549 shares issued in 2003 at stated value, less 1,922,203 treasury shares in 2003	—	—
Common shares: no par value—120,000,000 shares authorized, 63,376,760 shares issued in 2004 and 62,638,197 in 2003 at stated value	63,377	62,639
Paid-in surplus	311,016	335,499
Retained earnings	523,368	448,498
Accumulated other comprehensive loss, net	(14,468)	(18,398)

	883,293	828,238
Less—Treasury stock-at cost, 7,688,810 Common shares in 2003	—	(134,024)

Total Shareholders' Equity	883,293	694,214

Total Liabilities and Shareholders' Equity	$2,432,053	$3,579,445

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Capital Stock	Paid-in Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss, net	Comprehensive Income (Loss)
	(in thousands, except per share data)
Balance, December 1, 2001	$62,607	$384,199	$134,024	$894,897	$(107,057)
Exercise of stock options for 31,638 Common shares	32	312	—	—	—
Issuance of 4,910 Founder's shares	—	—	—	—	—
Cash dividends paid—$0.25 per Common share	—	—	—	(13,733)	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(69)	—
Settlement of share price guarantees by Stolt Offshore (Note 3)	—	(29,372)	—	—	—
Impact of debt to equity conversions with Stolt Offshore (Note 3)	—	(14,246)	—	—	—
Net loss	—	—	—	(102,805)	—	$(102,805)

Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	37,896	37,896
Unrealized loss on securities	—	—	—	—	(3,427)	(3,427)
Minimum pension liability adjustment, net of tax benefit of $3,111	—	—	—	—	(5,081)	(5,081)
Net gains on cash flow hedges reclassified into earnings	—	—	—	—	19,690	19,690

Other comprehensive income, net						49,078

Comprehensive loss						$(53,727)

Balance, November 30, 2002	62,639	340,893	(134,024)	778,290	(57,979)
Cash dividends paid—$0.25 per Common share	—	—	—	(13,737)	—
Cash dividends paid—$0.005 per Founder's share	—	—	—	(69)	—
Settlement of share price guarantees by Stolt Offshore (Note 3)	—	(5,394)	—	—	—
Net loss	—	—	—	(315,986)	—	$(315,986)

Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	25,562	25,562
Change in unrealized gains and losses on securities	—	—	—	—	15,365	15,365
Minimum pension liability adjustment, net of tax provision of $(4,542)	—	—	—	—	197	197
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(1,543)	(1,543)

Other comprehensive income, net						39,581

Comprehensive loss						$(276,405)

Balance, November 30, 2003	62,639	335,499	(134,024)	448,498	(18,398)
Exercise of stock options for 738,563 Common shares	738	8,499	—	—	—
Issuance of 184,641 Founder's shares	—	—	—	—	—
Sale of 7,688,810 Common shares from Treasury stock (Note 24)	—	(32,982)	134,024	—	—
Net income	—	—	—	74,870	—	$74,870

Other comprehensive income (loss):
Deconsolidation of Stolt Offshore	—	—	—	—	(12,136)	(12,136)
Translation adjustments, net	—	—	—	—	17,108	17,108
Minimum pension liability adjustment, net of tax benefit of $153	—	—	—	—	(438)	(438)
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(604)	(604)

Other comprehensive income, net						3,930

Comprehensive income						$78,800

Balance, November 30, 2004	$63,377	$311,016	$—	$523,368	$(14,468)

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended November 30,
	2004	2003	2002
	(in thousands)
Cash Flows from Operating Activities:
Net Income (Loss)	$74,870	$(315,986)	$(102,805)
Adjustments to Reconcile Net Income (Loss) to
Net Cash Provided by Operating Activities:
Cumulative effect of a change in accounting principle	1,776	—	—
Depreciation of fixed assets	117,385	191,401	197,837
Amortization of intangible assets	1,704	4,041	11,294
Impairment of Stolt Offshore tangible fixed assets	—	176,522	—
Write-off of goodwill	—	2,360	118,045
Amortization of drydock costs	14,024	25,490	27,458
Provisions (reversals/benefits) for reserves and deferred taxes	123	15,037	(16,871)
Equity in net (income) loss of non-consolidated joint ventures	(26,239)	11,143	(13,981)
Minority interest	(7,584)	(148,540)	(56,196)
Foreign currency related gains	(7,037)	—	—
Gain on sales of Stolt Offshore common stock (Note 8)	(24,870)	—	—
(Gain) loss on disposal of assets, net	(9,561)	1,417	(10,262)
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:
Decrease in trade receivables	64,088	91,621	44,091
Decrease (increase) in inventories	33,197	(30,237)	(41,053)
Decrease (increase) in prepaid expenses and other current assets	32,717	2,259	(24,176)
Net realized and unrealized mark to market hedging transaction	—	(11,469)	—
(Decrease) increase in accounts payable and other current liabilities	(76,591)	60,164	16,671
Payments of drydock costs	(16,551)	(18,873)	(38,405)
Dividends from non-consolidated joint ventures	16,887	25,010	20,829
Other, net	(2,547)	155	4,157

Net Cash Provided by Operating Activities	185,791	81,515	136,633

Cash Flows from Investing Activities:
Capital expenditures	(52,908)	(88,052)	(122,588)
Proceeds from sales of ships and other assets	32,842	102,683	158,029
Proceeds from sale of Stolt Offshore common stock (Note 8)	6,679	—	—
Acquisition of subsidiaries, net of cash acquired	—	—	(2,234)
Settlement of share price guarantees by Stolt Offshore (Note 3)	—	(12,447)	(60,557)
Amounts from (investments in and advances to) affiliates and others, net	21,051	10,993	1,543
Decrease (increase) in restricted cash deposits	23,566	(25,433)	(179)
Impact of deconsolidation of Stolt Offshore (Note 2)	(184,431)	—	—
Other, net	(3,292)	40	(2,178)

Net Cash Used in Investing Activities	(156,493)	(12,216)	(28,164)

Cash Flows from Financing Activities:
(Decrease) increase in loans payable to banks, net	(230,976)	147,110	45,234
Repayment of long-term debt	(237,375)	(238,807)	(109,920)
Principal payments under capital lease obligations	(89)	(598)	(24,066)
Proceeds from issuance of long-term debt-ship financing/other	150,000	148,320	50,242
Proceeds from issuance of Stolt Offshore common stock	100,700	—	—
Fees related to issuance of Stolt Offshore common stock	(6,200)	—	—
Repurchase of shares by Stolt Offshore	—	(1,002)	(56,493)
Proceeds from exercise of stock options in the Company and Stolt Offshore	9,237	—	449
Net proceeds from sale of treasury shares through private placement	101,042	—	—
Proceeds from settlement of derivative instruments	—	16,827	—
Dividends paid to SNSA shareholders	—	(13,806)	(13,802)
Dividends paid to minority interests	—	(2,194)	(2,352)

Net Cash (Used In) Provided by Financing Activities	(113,661)	55,850	(110,708)

Effect of exchange rate changes on cash	5,771	2,017	247

Net (Decrease) Increase in Cash and Cash Equivalents	(78,592)	127,166	(1,992)
Cash and cash equivalents at beginning of year	150,039	22,873	24,865

Cash and Cash Equivalents at End of Year	$71,447	$150,039	$22,873

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    The Company

Nature of Business Operations

        Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company, its subsidiaries and equity investees (collectively, the "Company") are primarily engaged in three businesses: Transportation, Offshore Construction, and Seafood.

        The Transportation business, which is carried out through Stolt-Nielsen Transportation Group Ltd. ("SNTG"), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids providing its customers with integrated logistics solutions.

        The Offshore Construction business is carried out through Stolt Offshore S.A. ("SOSA" or "Stolt Offshore"), a company accounted for on the equity method of accounting, which prior to the second quarter of 2004 was consolidated into the accompanying financial statements. The Company held a 41.7% economic and voting interest in SOSA as of November 30, 2004. SOSA is a leading offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. See Note 2, "Significant Accounting Policies" and Note 29, "Subsequent Events" for further discussion.

        The Seafood business, wholly-owned by the Company and carried out through Stolt Sea Farm Holdings plc ("SSF"), produces, processes, and markets high quality seafood products, including Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, sole and tilapia.

        In early 2000, the Company decided to commercialize its expertise in logistics and procurement. Optimum Logistics Ltd. ("OLL") was established to provide software and professional services for supply chain management in the bulk process industries. The Company sold substantially all of the assets of OLL to Elemica Inc. ("Elemica") in April 2003. SeaSupplier Ltd. ("SSL") was established to provide software and professional services for the procurement process in the marine industry. Both OLL and SSL are included under the caption "Corporate and Other", as applicable, throughout the consolidated financial statements and notes thereto.

2.    Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of all majority-owned subsidiaries, unless the Company is unable to control the operations, after the elimination of all significant intercompany transactions and balances.

        As of November 30, 2003, and through February 13, 2004, the Company held a 63.5% economic interest and 69.2% voting interest in SOSA, resulting in consolidation of SOSA's financial statements in the Company's consolidated balance sheet and statements of operations, net of minority interest. On February 13, 2004, a private placement of 45.5 million new SOSA Common shares was offered to qualified investors, not affiliated with the Company, at a subscription price of $2.20 per share, resulting in total cash proceeds to SOSA of approximately $100 million. Concurrently, all 34 million SOSA Class B shares owned by the Company were converted to 17 million new SOSA Common shares. On February 19, 2004, the Company sold 2 million of its previously directly owned SOSA Common shares in a private placement transaction to an unaffiliated third party. The shares were sold at the then current market price of 24 Norwegian Kroner per share with proceeds of $6.7 million received on February 25, 2004. The above transactions reduced the Company's economic and voting interest in SOSA to 41.1% as of February 19, 2004, resulting in the deconsolidation of SOSA as of mid-February 2004. The equity method of accounting has been applied for the Company's remaining investment in SOSA subsequent to deconsolidation.

Revenue Recognition

        The Company reports its operating revenue on a gross basis with regard to any related expenses in accordance with EITF Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," for each of its three businesses.

        SNTG-Tankers    The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of operations. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. As of November 30, 2004 and 2003, deferred revenues of $28.2 million and $24.1 million, respectively, are included in "Accrued voyage expenses" in the accompanying consolidated balance sheets.

        SNTG operates the Stolt Tankers Joint Service (the "Joint Service"), an arrangement in which SNTG provides the coordinated marketing, operation, and administration of deep sea intercontinental parcel tankers owned or chartered by SNTG. Certain ships that are not owned by SNTG are time chartered under operating leases by SNTG from participants in the Joint Service. The time charter expense is calculated based upon the combined operating revenue of the ships which participate in the Joint Service less combined voyage expenses, overhead costs, and commissions to outside brokers and upon each ship's cargo capacity, its number of operating days during the period, and an earnings factor assigned. SNTG operating expenses include distributions to the other participants of $70.7 million, $66.9 million and $71.9 million for the years ended November 30, 2004, 2003 and 2002, respectively, and include amounts distributed to NYK Stolt Tankers S.A, a non-consolidated joint venture of SNTG, of $44.6 million, $38.4 million and $40.5 million, respectively. As of November 30, 2004 and 2003, the net amounts payable by SNTG to NYK Stolt Tankers S.A. were $5.2 million and $3.6 million, respectively, and amounts payable to unaffiliated third party participants in the Joint Service were $2.9 million and $2.5 million, respectively. These amounts are included in "Other current liabilities" in the accompanying consolidated balance sheets as of November 30, 2004 and 2003, respectively.

        SNTG-Tank Containers    Revenues for tank containers relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon contract rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

        SNTG-Terminals    Revenues for terminal operations consist of rental income for the utilization of storage tanks by customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of commodities through the terminal facility. Revenues are also earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

        SOSA    Long-term contracts of SOSA are accounted for using the percentage-of-completion method. SOSA applies Statement of Position 81-1 "Accounting for Performance of Certain Construction-Type Projects." Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs. The percentage of completion method requires SOSA to make reasonably dependable estimates of progress toward completion of such contracts and contract costs. Provisions for anticipated losses are made in the period in which they become known.

        A major portion of SOSA's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when deemed realizable. As of November 30, 2003, no significant revenue relating to unagreed claims or disputed receivables was included in revenues or receivables that has not been subsequently collected in full.

        During the course of multi-year projects, the accounting estimates for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change. These revisions to estimates do not result in restating amounts in previous periods. Revisions of estimates are calculated on a regular basis.

        The financial reporting of SOSA's contracts depends on estimates, which are assessed continually during the term of these contracts. Recognized revenue and profits are subject to revisions as the contract progresses to completion and revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. The net adverse effect on net loss of SOSA (before minority interest) of significant revisions to contract estimates was $(216.0) million in 2003 and $(58.8) million in 2002. Accordingly, actual results may differ significantly from original estimates on these projects. However, the Company believes SOSA's original estimates are reliable. The Company believes SOSA sufficiently understands and assesses its business risks in a manner that allows SOSA to best evaluate the outcomes of projects for the purpose of making reasonably dependable estimates.

SSF

        SSF recognizes revenue either on dispatch of product to customers, in the case of sales that are made on FOB (Freight on Board) processing plant terms, or on delivery of product to customers, where the terms of the sale are CIF (Cost, Insurance and Freight) and DDP (Delivered Duty Paid). The amount recorded as revenue includes all amounts invoiced according to the terms of the sale, including shipping and handling costs billed to customers, and is after deductions for claims or returns of goods, rebates and allowances against the price of the goods, and doubtful debt provisions and write-offs.

Corporate and Other

        OLL and SSL have various types of fee income, including non-refundable subscription fees and transaction fees. Subscription fees that are billed in advance are recorded as revenue over the subscription period. Transaction fees that are based upon the number or value of transactions are recorded as earned as the related service transactions are performed.

Operating Expenses

        SNTG—Tankers    Tankers incurred operating expenses of $643.5 million, $615.6 million and $596.0 million for the years ended November 30, 2004, 2003 and 2002, respectively, consisting of costs directly associated with the operation and maintenance of the parcel tankers. These types of costs include time charter costs, bunker fuel costs, port costs, manning costs (i.e. ship personnel and benefits), depreciation expense, sublet costs, repairs and maintenance of tankers, commission expenses, transshipments, drydock expenses, liability insurance premiums and other operating expenses (i.e. voyage costs, barging expenses, provisions, ship supplies, line haul, cleaning, cargo survey costs and foreign exchange hedging costs).

        SNTG—Tank Containers    Tank Containers incurred operating expenses of $246.2 million, $208.9 million and $183.8 million for the years ended November 30, 2004, 2003 and 2002, respectively, consisting of costs such as ocean and inland freight charges, short-term tank rental expenses, cleaning and survey costs, additional costs (services purchased and charged through to customers), maintenance and repair costs, storage costs, insurance premiums, depreciation expense and other operating expenses (i.e. depot expenses, agency fees and refurbishing costs).

        SNTG—Terminals    Terminals incurred operating expenses of $45.4 million, $41.1 million and $37.6 million for the years ended November 30, 2004, 2003 and 2002, respectively, consisting of costs such as labor and benefit costs, depreciation expense, utilities, rail car hire expenses, real estate taxes for sites, maintenance and repair costs, regulatory expenses, disposal costs, storage costs and other operating expenses (i.e. through put charges, survey costs, cleaning, line haul, rail costs and tank care hire costs).

SOSA

        SOSA incurred operating expenses of $267.2 million for the first quarter of 2004 (the period prior to deconsolidation), and $1,590.6 million and $1,395.0 million for the years ended November 30, 2003 and 2002, respectively, which consists of costs associated with or directly related to, project work. These types of costs include direct costs related to a contract (i.e. tendering, product line management, procurement costs, cost of goods sold, and subcontract costs); personnel costs (i.e. salaries and benefit costs); vessel and equipment costs (i.e. vessel hire, equipment rental, maintenance and repair costs, drydock and mobilization costs, fuel, logistics and insurance costs); and depreciation and amortization (i.e. tangible and intangible assets used in operations), and information systems and administrative costs for support embedded within projects.

SSF

        SSF incurred operating expenses of $438.6 million, $481.9 million and $427.7 million for the years ended November 30, 2004, 2003 and 2002, respectively, which consist of direct costs associated with the farming, processing, and distribution of seafood (including depreciation), costs of purchasing fish, freight to customers according to the terms of the sale, and provisions against inventories.

        These costs include production cost of goods sold (PCOGS), which are costs incurred for the production of juvenile fish and the subsequent growing of juvenile fish into adult fish ready for market. These PCOGS include costs to produce eggs for fertilization, on-site labor/personnel costs, feed costs, energy costs, contract grower fees, repairs and maintenance costs, oxygen costs, and veterinary fees. Other costs included within operating expenses are costs of fish purchased from third parties, freight costs to customers, all primary and secondary processing and packaging costs; distribution and handling costs; storage, import duties, stock write downs, lower of cost or market provisions and mortality losses.

Administrative and General Expenses

        Administrative and General expenses for all SNSA businesses include the following related costs: personnel and employment, training and development, information systems, communications, travel and entertainment, office costs, publicity and advertising, and professional fees.

        These costs are incurred for the following functions: executive management, divisional management (SNTG), regional management, finance, accounting, treasury, legal, information technology, human resources, office management, sales and marketing (SNTG and SSF), risk and insurance management, ship administrative operations and management (SNTG), and farming administrative management (SSF).

Concentration of Credit Risk

        The Company's trade receivables are from customers across all lines of its business. The Company extends credit to its customers in the normal course of business. The Company regularly reviews its accounts and estimates the amount of uncollectible receivables each year and establishes an allowance for uncollectible amounts. The amount of the allowance is based on the age of unpaid balances, information about the current financial condition of customers, and other relevant information. Management does not believe significant risk exists in connection with the Company's concentrations of credit at November 30, 2004.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. On an on-going basis, management evaluates the estimates and judgments, including those related to the percentage-of-completion accounting for construction projects, recognition of revenue in respect of variation orders and claims, tanker voyage accounting and container move cost estimates, future drydock dates, inventories and fish mortality, the carrying value of non-consolidated joint ventures, the selection of useful lives for tangible fixed and intangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receivables, income tax valuation allowances, provisions for legal disputes, restructuring costs, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates.

Recognition of Provisions for Legal Claims, Suits and Complaints

        The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, provides for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", as interpreted by the Financial Accounting Standards Board ("FASB") Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss", if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 20, "Commitments and Contingencies" and Note 21, "Legal Proceedings" for further discussion.

Environmental Matters

        Accruals for environmental matters are recorded when it is probable that a liability has been incurred or an asset impaired and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of relevant environmental regulations and estimates of future remediation alternatives and costs. See Note 20, "Commitments and Contingencies" and Note 21, "Legal Proceedings" for further discussion.

Foreign Currency Translation

        SNSA, incorporated in Luxembourg, has U.S. dollar share capital and dividends that are expected to be paid in U.S. dollars. SNSA's reporting currency and functional currency is the U.S. dollar.

        The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation". Under SFAS No. 52, assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the year. The resulting translation adjustments are recorded in a separate component of "Accumulated other comprehensive loss, net" as "Translation adjustments, net" in the accompanying consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in "Foreign currency exchange gain" in the accompanying consolidated statements of operations.

        At the end of the 2003 third quarter, SSF redesignated certain long-term non-functional currency intercompany loans within the SSF group (which are eliminated in consolidation) from long-term and permanent in nature to non-permanent. This change was as a result of the fact that the Company suspended any further loans from SNTG (Liberia) to the SSF group, as a result of waiver agreements on certain of the Company's financing agreements. Moreover, several banks that had been providing short-term loans to SSF companies began to reduce or cancel their loans. As such, in order to increase liquidity of the SSF group of companies, the long-term loans were redesignated as non-permanent and are intended to be repaid in due course. This change in designation required the loans to be revalued through the consolidated statements of operations prospectively beginning in the fourth quarter of fiscal 2003 year, which resulted in a $12.7 million foreign currency gain in 2003. The comparable gain for the full year of 2004 was $13.2 million.

        Stolt Sea Farm Holdings B.V. ("SSFHBV") manages the liquidity of the SSF group and had made several loans to operating companies on the basis that the loans were permanent quasi-capital and did not have to be repaid. Transactions and balances for which settlement is not planned or anticipated in the foreseeable future are considered to be part of the net investment. Accordingly, related gains or losses on the loans were reported and accumulated in the same manner as translation adjustments when the financial statements of the entities are consolidated.

        Historically, SSFHBV's source of funds was loans from SNTG (Liberia). In 2003, SNSA suspended any further loans from SNTG (Liberia) to SSFHBV as waiver agreements with SNSA/SNTG (Liberia) creditors included restrictions on investments by SNTG (Liberia) to SSF companies. Moreover, several banks that had been providing short-term loans to SSF companies began to reduce or cancel their loans.

Restructuring Charges

        The Company accounts for restructuring charges in respect of existing post-employment plans, which includes statutory legal requirements to pay severance costs, under SFAS No. 112 "Employers' Accounting for Postemployment Benefits". In these circumstances, the Company recognizes a provision for severance costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

        Where the termination costs are of a "one-time" involuntary nature, the Company applies SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". This includes costs for severance, and the costs for vacated property. The Company provides for these costs at fair value at the date the plans are communicated to employees and when the Company is committed to the plan, and it is unlikely that significant changes will be made to the plan. Once accrued, such costs are amortized over the terminated employees' required period of service, if any.

Capitalized Interest

        Interest costs incurred during the construction period of significant assets are capitalized and charged to expense over the lives of the related assets. The Company capitalized $0.6 million, $0.5 million and $0.2 million of interest in fiscal years 2004, 2003 and 2002, respectively.

Sale of Stock by Subsidiaries

        The Company's policy is to record gains and losses on sales of stock by its subsidiaries through the consolidated statements of operations, net of the reduction in its economic interest in the subsidiary, unless realization of the gain is uncertain at the time of the sale.

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting For Income Taxes". SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is established to reduce the amount of deferred tax assets to an amount that the Company believes, based upon objectively verifiable evidence, is realizable. The only objectively verifiable evidence the Company used in determining the need for a valuation allowance included the future reversals of existing temporary taxable differences. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statements of operations in the year in which the enactment date changes.

        Provision for income taxes on unremitted earnings is made only for those amounts that are not considered to be permanently reinvested.

Income (loss) per Common Share

        Basic income (loss) per common share ("EPS") is computed by dividing net income (loss) by the weighted average number of shares outstanding during the year. Diluted EPS is computed by adjusting the weighted average number of shares outstanding during the year for all potentially dilutive shares and equivalents outstanding during the year using the treasury stock method. As further discussed in Note 24, "Capital Stock, Founder's Shares and Dividends Declared," Founder's shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for years in which dividends are declared, and are limited to $0.05 per share upon liquidation. For purposes of computing EPS, dividends paid on Founder's shares are deducted from earnings to arrive at earnings available to common shareholders. Founder's shares are not included in the basic or diluted weighted average shares outstanding in the computation of income (loss) per common share.

        The outstanding stock options under the Company's 1987 Stock Option Plan and 1997 Stock Option Plan are included in the diluted EPS calculation to the extent they are dilutive. The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations.

	For the years ended November 30,
	2004	2003	2002
	(in thousands, except per share data)
Net Income (Loss)	$74,870	$(315,986)	$(102,805)
Less: dividends on Founder's shares	—	(69)	(69)

Net income (loss) attributable to common shareholders	$74,870	$(316,055)	$(102,874)

Basic weighted average shares outstanding	61,767	54,949	54,930
Dilutive effect of stock options	863	—	—

Diluted weighted average shares outstanding	62,630	54,949	54,930

Basic Income (Loss) per share	$1.21	$(5.75)	$(1.87)
Diluted Income (Loss) per share	1.19	(5.75)	(1.87)

        Outstanding stock options to purchase 2,649,302 shares were not included in the computation of diluted EPS for the year ended November 30, 2004 because these stock options had exercise prices in excess of the average market prices for the year, and to do so would have been antidilutive. The diluted loss per share for the years ended November 30, 2003 and 2002 do not include common share equivalents in respect to stock options of 117,648 and 181,561, respectively, as their effect would be antidilutive. All outstanding stock options to purchase 3,962,918 and 3,423,080 shares were excluded from the calculation of diluted EPS in 2003 and 2002, respectively, as the Company incurred net losses in these years. Refer to Note 25, "Stock Option Plan" for further discussion.

Cash and Cash Equivalents

        Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventories

        SOSA inventories and work in progress are stated at the lower of cost or net realizable value, with provisions made against slow moving and obsolete items. The provision for excess and obsolete items is analyzed at least annually on the basis of inventory counts, a review of recent and planned inventory use, assessments of technical obsolescence, and physical inspections. Cost is determined in accordance with the weighted-average cost method.

        SSF's raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products. SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overheads up to a site or farming regional management level. Normal mortalities (mortalities that are natural and expected as part of the life cycle of growing fish) are accounted for by removing the biomass from the records, so that the accumulated capitalized costs are spread over the lower remaining biomass. Abnormal mortalities (higher than natural or expected mortalities due to disease, accident or any other abnormal cause) are accounted for by removing the biomass from the records and writing-off the accumulated costs associated with that biomass at the time of the mortality.

        At SSF, the notion of abnormal losses is specific to the aquaculture business. Because SSF deals with living organisms, there is a natural level of mortality in the life cycle, which is unavoidable in the process from egg to grown fish. This is known as normal mortality, and it varies from species to species, region to region, and depending on the stage in the life cycle of the fish. Normal mortality levels are set by management in each region for each species they farm. Because normal mortalities are an expected cost of getting a population of fish to market, the costs incurred in growing fish which are lost due to normal mortality are carried in the cost of inventory of the remaining fish which are harvested and sold.

        Abnormal mortality is mortality which is beyond what is normal mortality in terms of cause. Usually this would be caused by an identifiable external factor like a disease outbreak, an accident, adverse weather or water conditions, unusual adverse interaction with other natural organisms, attacks by predators, sabotage or other such factors. Abnormal mortalities are expensed as incurred.

        Costs are charged to the consolidated statements of operations as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of the year. Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the year in which they are incurred.

        SSF recorded provisions and write-downs of $4.1 million, $14.8 million and $3.6 million in 2004, 2003 and 2002, respectively, against the carrying value of inventories, which is included in "Operating expenses" in the consolidated statements of operations.

Assets Held for Sale

        The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Depreciation of Fixed Assets

        Fixed assets are recorded at cost. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as fixed assets described below unless the term of the lease is shorter.

        Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

SNTG
Parcel Tankers and Barges	20 to 25 years
Tank Containers	20 years
Terminal Facilities:
Tanks and structures	30 to 40 years
Other support equipment	5 to 35 years
Buildings	30 to 50 years
Other Assets	3 to 10 years
SOSA
Construction Support Ships:
Deepwater heavy construction ships	9 to 25 years
Light construction and survey ships	10 years
Pipelay barges and anchor ships	7 to 20 years
Operating Equipment	7 to 10 years
Buildings	20 to 33 years
Other assets	5 to 10 years
SSF
Transportation equipment	3 to 10 years
Operating equipment	3 to 10 years
Buildings	40 years
Other Assets	2 to 10 years

        Ships are depreciated to a residual value of approximately 10% of acquisition cost, which reflects management's estimate of scrap or otherwise recoverable value. No residual value is assumed with respect to other fixed assets. Depreciation expense, which excludes amortization of deferred drydock costs, for the years ended November 30, 2004, 2003 and 2002, was $117.4 million, $191.4 million and $197.8 million, respectively.

        The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" as of December 1, 2002. This statement requires entities to record a legal obligation associated with the retirement of a tangible long lived asset in the year in which it is incurred. In connection with the adoption of SFAS No. 143 in fiscal 2003, the Company recorded assets and liabilities associated with certain of its SSF facilities of approximately $1.6 million, with no material impact on its results of operations for 2003 or 2004.

        Drydock costs are accounted for under the deferral method, whereby the Company defers its drydock costs and amortizes them over the period until the next drydock. Amortization of deferred drydock costs was $14.0 million, $25.5 million and $27.5 million for the years ended November 30, 2004, 2003 and 2002, respectively. The unamortized portion of deferred drydock costs of $33.2 million and $51.7 million is included in "Other assets" in the accompanying consolidated balance sheets at November 30, 2004 and 2003, respectively.

        Maintenance and repair costs, which exclude amortization of the costs of ship surveys, drydock, and renewals of tank coatings, for the years ended November 30, 2004, 2003, and 2002, were $49.4 million,

$86.8 million and $83.2 million, respectively, and are included in "Operating Expenses" in the accompanying consolidated statements of operations.

Research and Development Costs

        The costs for research and development are insignificant and are expensed as incurred.

Financial Instruments

        The Company enters into forward exchange and options contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed and forecasted exposures. This hedging minimizes the impact of foreign exchange rate movement on the Company's U.S. dollar results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged. Generally, currency contracts designated as hedges of commercial commitments mature within two years.

        For each derivative contract, the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge is formally documented. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Contracts are held to their maturity date matching the hedge with the asset or liability hedged. The derivative instrument terms (currency, maturity, amount) are matched against the underlying asset or liability resulting in hedge effectiveness. Hedges are never transacted for trading purposes or speculation.

        Unrealized gains and losses on foreign exchange contracts designated as a cash flow hedge are recorded in "Accumulated other comprehensive loss, net" and as an asset or liability on the consolidated balance sheets. On maturity, the hedge contract gains or losses are included in the underlying commercial transaction. For hedge contracts designated as a fair value hedge, all realized and unrealized gains or losses are recorded in the consolidated statements of operations.

        The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company hedges liabilities resulting from future payments to suppliers that require payment in a currency other than the functional currency of the local company. The Company manages these exposures by entering into derivative instruments pursuant to the Company's policies in areas such as counter party exposure and hedging practices. During August 2003, SOSA closed out the majority of its foreign exchange positions to ensure that it had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of claims and variation orders. The gain realized when those positions were closed was deferred in Accumulated Other Comprehensive Loss, net and is being released to the results of operations in line with the original underlying transactions for which the hedges were designated.

        The Company also uses interest rate swaps to hedge certain underlying debt obligations. For qualifying hedges, the interest rate differential between the debt rate and the swap rate is reflected as an adjustment to interest expense over the life of the swap in the consolidated statements of operations.

        The Company uses bunker fuel hedge contracts to lock in the price of future forecasted bunker requirements. The hedge contracts are matched against the type of bunker fuel being purchased resulting in effectiveness between the hedge contract and the bunker fuel purchases. Bunker fuel contracts are designated as cash flow hedges and all unrealized gains or losses are recorded in "Accumulated other comprehensive loss, net" and as an asset or liability on the consolidated balance sheets. On maturity, the hedge contract gains or losses are reclassified to earnings and therefore included in the underlying cost of the bunker fuel costs in the consolidated statements of operations.

        Refer to Note 27, "Financial Instruments" for further discussion.

Consolidated Statements of Cash Flows

        Cash paid for interest and income taxes was as follows:

	For the years ended November 30,
	2004	2003	2002
	(in thousands)
Interest, net of amounts capitalized	$79,819	$87,304	$90,346
Income taxes	16,777	15,737	17,640

        The following table represents the balance sheet changes reflected in the impact of deconsolidating Stolt Offshore on the consolidated statement of cash flows for the year ended November 30, 2004. As of the date of deconsolidation, Stolt Offshore's cash and cash equivalents balance was $184.4 million, and has been reflected in the accompanying consolidated statement of cash flows for the year ended November 30, 2004 as a net reduction in cash flows from investing activities.

Impact of deconsolidation of Stolt Offshore

(in thousands)
Decrease in reserves and taxes	$(80,903)
Decrease in trade receivables	304,042
Decrease in inventories	29,417
Decrease in prepaid expenses and other current assets	41,132
Decrease in accounts payable and accrued accounts	(501,726)
Decrease in investments in and advances to affiliates and others, net	39,705
Decrease in restricted cash deposits	3,460
Decrease in fixed assets, net	533,040
Decrease in other long term assets	32,986
Decrease in intangibles, net	8,771
Investment in SOSA	(133,400)
Increase of common stock by SOSA, net of fees	(94,500)
Change in accumulated other comprehensive income	(20,603)
Decrease in loans payable and capital lease obligations	(30)
Decrease in loans payable to banks	(345,000)
Other, net	(822)

$(184,431)

Investment Securities

        The Company determines the appropriate classification of equity securities at the time of purchase. Equity securities classified as available for sale are measured at fair value. Unrealized gains and losses, net of tax, if applicable, are recorded as a separate component of "Accumulated other comprehensive loss, net" until realized. As of November 30, 2004 and 2003, available for sale investments of $nil and $1.2 million, respectively, are included in "Other assets" in the accompanying consolidated balance sheets.

Investments in and Advances to Non-consolidated Joint Ventures

        The Company has equity investments of 50% or less in various affiliated companies which are accounted for using the equity method. Equity investments in non-consolidated joint ventures are recorded net of dividends received. In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operations of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

        The Company accrues losses in excess of its investment basis when the Company is committed to provide ongoing financial support to the joint venture.

Impairment of Investments in Non-consolidated Joint Ventures

        The Company reviews its investments in non-consolidated joint ventures periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment by reference to projected undiscounted cash flows for the joint venture. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Goodwill and Other Intangible Assets

        In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 changed the method by which companies recognize intangible assets in business combinations and generally requires identifiable intangible assets to be recognized separately from goodwill. Amortization of all existing and newly acquired goodwill and indefinite lived intangible assets on a prospective basis ceased as of December 1, 2002, the date of adoption of SFAS No. 142, and thereafter all goodwill and intangibles with indefinite lives are tested for impairment at least annually, or more frequently when conditions require, based on the fair value of the reporting unit associated with the respective intangible assets. There were no impairment charges upon the adoption of SFAS No. 142 although there were certain impairment charges recognized during 2003 and 2002. See Note 6, "Goodwill and Other Intangible Assets" for further discussion.

        The following adjusted financial information reflects the impact that SFAS No. 142 would have had on net income (loss), and diluted income (loss) per share for years presented if it had been in effect for all years presented:

	2004			2003		2002
	Net Income (Loss)	Basic Income (Loss) Per Share	Diluted Income (Loss) Per Share	Net Income (Loss)	Basic & Diluted Income (Loss) Per Share	Net Income (Loss)	Basic & Diluted Income (Loss) Per Share
	(in thousands, except for per share data)
Amounts as reported	$74,870	$1.21	$1.19	$(315,986)	$(5.75)	$(102,805)	$(1.87)
Goodwill and intangible asset amortization net of minority interest	—	—	—	—	—	3,385	0.06

Amounts as adjusted	$74,870	$1.21	$1.19	$(315,986)	$(5.75)	$(99,420)	$(1.81)

        Goodwill represents the excess of the purchase price over the fair value of certain assets acquired. Goodwill and other intangible assets, which include patents and trademarks, for all acquisitions completed prior to July 1, 2001, were amortized on a straight-line basis, over five to 40 years. The Company continuously monitors the realizable value of goodwill and other intangible assets using expected future cash flows to estimate fair value. Total amortization of goodwill and other intangible assets was $1.7 million, $4.0 million and $11.3 million in 2004, 2003 and 2002, respectively.

Impairment of Tangible Fixed Assets, Goodwill and Other Intangibles

        In accordance with SFAS No. 142 and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets to be held and used are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill and other intangible assets are reviewed for impairment at least annually, or more frequently when conditions require, based on the fair value of the reporting unit associated with the respective intangible assets.

        Prior to the implementation of SFAS No. 142 and SFAS No. 144 and through November 30, 2002, the Company followed SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of", for the review and determination of the impairment of tangible fixed assets, goodwill and other intangibles. In performing the review for recoverability under SFAS No. 121, the Company determined a current market value for the asset or estimated the future cash flows expected to result from the use of the asset and its eventual disposition. If the projected undiscounted future cash flows are less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. Refer to Note 6, "Goodwill and Other Intangible Assets" for further discussion of asset impairments.

Stock-Based Compensation

        In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." This statement establishes a fair value method of accounting for an employee stock option or similar equity instrument but allows companies to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion

No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue accounting for its stock-based compensation awards to employees and directors under the accounting prescribed by APB Opinion No. 25 and to provide the disclosures required by SFAS No. 123. The Company accounts for the 1987 and 1997 Plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all stock option grants between 1999 and 2004, including the 1987 and 1997 Plans of the Company and the stock options of SOSA, been determined consistent with SFAS No. 123, the Company's net income (loss) and income (loss) per share would be reduced to the following pro forma amounts:

	For the years ended November 30,
	2004	2003	2002
	(in thousands, except for per share data)
Net Income (Loss), as reported	$74,870	$(315,986)	$(102,805)
Stock-based compensation included in reported income	—	—	—
Total stock-based employee compensation cost determined under the fair value method of accounting, net of minority interest	(2,506)	(4,397)	(4,853)

Net Income (Loss), Pro Forma	$72,364	$(320,383)	$(107,658)

Basic Net Income (Loss) per share:
As Reported	$1.21	$(5.75)	$(1.87)
Pro Forma	1.17	(5.83)	(1.96)
Diluted Net Income (Loss) per share:
As Reported	$1.19	$(5.75)	$(1.87)
Pro Forma	1.16	(5.83)	(1.96)

        The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rates	3.9%	3.8%	5.4%
Expected lives (years)	6.5	6.5	6.5
Expected volatility	46.2%	45.5%	43.0%
Expected dividend yields	3.4%	2.0%	1.6%

        SFAS No. 123 does not apply to awards prior to 1996, and additional awards in future years are anticipated. Refer to Note 25, "Stock Option Plan" for further discussion. See "Future Adoption of New Accounting Standards" below for a discussion of the required adoption of SFAS 123 (R) in fiscal 2006.

Comprehensive Income (Loss)

        Comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments, minimum pension liability adjustments, changes in fair value of derivatives and unrealized gains (losses) on securities and is presented in the consolidated statements of shareholders' equity.

        Accumulated other comprehensive loss, as of November 30, 2004 and 2003, consisted of the following:

	2004	2003
	(in thousands)
Cumulative translation adjustments, net	$(10,351)	$(25,800)
Minimum pension liability adjustment, net of tax (and impact of minority interest in SOSA in 2003)	(6,204)	(9,144)
Net unrealized gain on cash flow hedges	2,087	16,546

Total accumulated other comprehensive loss, net	$(14,468)	$(18,398)

Future Adoption of New Accounting Standards

        In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment". This statement replaces SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123 (R) requires that compensation costs related to share based payment transactions be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity instrument issued. Compensation costs will be recognized over the period in which an employee provides service in exchange for the award. SFAS No. 123 (R) is effective for the Company as of the beginning of the first fiscal quarter of 2006. The Company is continuing to account for stock-based compensation according to APB No. 25, and has disclosed the effects of SFAS No. 123 on reported net income (loss) as noted above in "Stock-Based Compensation". The Company is currently evaluating the impact that the adoption of SFAS 123 (R) will have on its results of operations. However, the Company does not believe that the adoption of SFAS 123 (R) will have a materially different impact on its results of operations as compared to the effects noted above in "Stock-Based Compensation".

        In December 2004, the FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets", an amendment of APB Opinion No. 29. SFAS No. 153 amends APB Opinion No. 29 by eliminating the specific exception for nonmonetary exchange of similar productive assets, and replaces it with a general exception for exchange of nonmonetary assets that do not have commercial substance. Under SFAS No. 153, a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after December 16, 2004. The Company plans to adopt SFAS No. 153 in fiscal 2005, and does not anticipate any material impact on its consolidated financial statements.

        In May 2004, the FASB issued Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP No. 106-2"). FSP No. 106-2 supersedes FSP No. 106-1 which permits the deferral of recognizing the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") in the accounting for postretirement health care plans under SFAS No. 106 and in providing disclosures related to the plan required by SFAS No. 132. Amounts included in Note 23, "Pension and Benefit Plans" for the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost reflect amounts associated with the subsidy. FSP No. 106-2 was adopted by the Company in 2004, with no material impact on the Company's consolidated financial statements.

3.    Business Acquisitions

SOSA-NKT Acquisition

        On December 7, 1999, SOSA completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. The transaction was effected through the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in NKT. NKT is owned 51% by NKT Holdings A/S, and 49% by SOSA through Danco A/S. The total consideration for the acquisition was $36.0 million: $10.5 million cash and the issue of 1,758,242 SOSA Class A Shares, with an average guaranteed value of $14.475 per share for a value of $25.5 million. The Class A Shares have subsequently been converted to SOSA Common Shares on a one-for-one basis.

        The acquisition of Danco A/S has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of cash paid over the fair value of net assets acquired was recorded as goodwill of $2.1 million at the date of acquisition. The Company accounted for the investment in NKT as a non-consolidated joint venture under the equity method prior to the deconsolidation of SOSA in 2004.

        On February 20, 2002, SOSA paid cash of $3.4 million to repurchase 249,621 of its Common Shares previously issued to NKT Holdings A/S at a guaranteed price of $13.65 per share, as shown in the tables in the paragraphs to follow. $1.6 million related to the settlement of the minimum share price guarantee, and was the difference between the guaranteed price and the market price of SOSA Common Shares on February 20, 2002. The remaining $1.8 million represented the market value of the shares repurchased. These shares were subsequently sold to SNSA, SOSA's majority shareholder, on November 19, 2002.

        In March 2003, SOSA paid cash of $13.5 million to repurchase 879,121 of its Common Shares from NKT Holding A/S at an average guaranteed price of $15.30 per share, as shown in the tables in the paragraphs to follow. These shares represent the remaining balance of shares to be bought back from NKT Holdings A/S by SOSA.

SOSA-ETPM Acquisition

        On December 16, 1999, SOSA acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"). GTM was subsequently acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% of ETPM was acquired by SOSA on February 4, 2000.

        The total consideration for the acquisition was $350.0 million and was comprised of the following items: (i) $111.6 million in cash; (ii) the issue of 6,142,857 SOSA Class A Shares, which have subsequently been converted to SOSA Common Shares on a one-for-one basis, with a minimum guarantee price of $18.50 per share for a total value of $113.6 million; (iii) the assumption of debt of $18.4 million due from ETPM to GTM and debt of $71.0 million due to third parties; (iv) acquisition costs of $3.4 million; and (v) $32.0 million being the net present value at acquisition of a hire purchase arrangement for two ships owned by GTM, the Seaway Polaris and the DLB 801, with an early purchase option after two years.

        The acquisition has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. There was no goodwill associated with this transaction. As a result of the share price guarantee, the Company recorded an addition to Paid-in Surplus. No gain was recognized in the consolidated statement of operations relative to the issuance of the SOSA common stock.

Minimum Share Price Guarantees

        When SOSA made the acquisitions of ETPM and NKT, the consideration was paid partly in cash and partly in the form of SOSA common shares with a guaranteed minimum future share price. This future price was the result of negotiations with the seller concerning the value of the assets being acquired together with the expected growth in share price, which would result from the added value generated by the assets. This in turn determined the number of shares required to be issued. The proceeds recorded by SOSA from the issuance of these shares were based on this guaranteed minimum future share price multiplied by the number of shares issued. The difference between the nominal value of the shares ($2) and the guaranteed minimum share price was credited to Paid-in Surplus of SOSA at the time the shares were issued. Upon buy-back of the shares the shortfall between the current market price and the guaranteed minimum price was debited to Paid-in Surplus of SOSA.

        On May 3, 2002, SOSA paid cash of $113.6 million to repurchase the 6,142,857 of its Common Shares previously issued to Vinci, as shown in the tables in the paragraphs to follow. $58.9 million related to the settlement of the minimum share price guarantee. The remaining $54.7 million paid represented the market value of the shares repurchased. These shares were subsequently sold to SNSA during 2002.

        SNSA's accounting for the shares repurchased by SOSA in 2002 and 2003 as a result of the settlement of the share price guarantees resulted in a reduction to SNSA's Paid-in Surplus of $29.4 million in 2002 and $5.4 million in 2003. The net effect of these transactions on the financial statements of SNSA is as follows (in thousands):

	Paid-in Surplus	Minority Interest	Goodwill	Cash
2003	$5,394	$8,055	—	$(13,449)

2002	$29,372	$79,822	$7,856	$(117,050)

        In addition to the charges to Paid-in Surplus of $29.4 million in 2002 and $5.4 million in 2003, the above transactions resulted in entries to: (i) reduce the minority shareholders' interest in SOSA for $79.8 million in 2002 and $8.1 million in 2003 as a result of the Company's increased percentage ownership in SOSA after the shares were bought back, (ii) record goodwill of $7.9 million in 2002, which represents an addition to the excess of the investment in SOSA over the net book value of the Company's share of the equity of SOSA, as a result of the share buyback (as the market value of the stock repurchased exceeded the average net book value per share of the Company's investment in SOSA shares) and (iii) credit cash for $117.1 million in 2002 and $13.4 million in 2003, as indicated in the consolidated statement of cash flows for each year.

SNSA Debt to Equity Conversions with SOSA

        During 2002, as part of the transactions to settle the share price guarantees in respect of the acquisitions of ETPM and NKT, as described above, SOSA repurchased 6,392,478 SOSA common shares which were subsequently issued to the Company as a partial repayment of $38.4 million of a total intercompany loan of $64.0 million. In November 2002, SOSA issued 6,019,287 SOSA Common Shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan provided by SNSA to assist in funding the settlement of these guarantees.

        The above transactions resulted in a net charge to minority interest in SOSA and a credit to Paid-in-Surplus of SNSA for $9.6 million which represents the net dilution of the minority interests' proportion of SOSA's book equity as well as the net increase in SNSA's proportion of SOSA's equity, net of the consideration for the additional shares.

        In 2002, the Company corrected the accounting for a similar transaction that occurred in 2000 on a prospective basis, resulting in a reduction of $23.8 million to Paid-in-Surplus and goodwill. As such, in 2002, SNSA's Paid-in-Surplus was reduced by $14.2 million, representing the net of the increase in Paid-in Surplus of $9.6 million described above and the reduction to Paid-in-Surplus of $23.8 million.

SOSA Share Repurchases—Impact on SNSA

        The impact of SOSA's share repurchases on the financial statements of SNSA is summarized in the following table.

	Guaranteed price	Market price on date of repurchase	Number of SOSA Shares purchased	Repurchase of shares by Stolt Offshore	Settlement of share price guarantees by Stolt Offshore	Total Paid
				(in thousands)	(in thousands)	(in thousands)
2003
NKT Holdings A/S	$15.30	$1.14	879,121	$1,002	$12,447	$13,449

2002
NKT Holdings A/S	$13.65	$7.05	249,621	$1,760	$1,647	$3,407
Groupe Vinci S.A.	$18.50	$8.91	6,142,857	54,733	58,910	113,643

Total			6,392,478	$56,493	$60,557	$117,050

        The NKT and ETPM acquisition transactions resulted in a gain on the sale of stock of a subsidiary at the SNSA consolidated level where realization was uncertain, so the initial gain in 2000 was recorded within SNSA equity as an addition to Paid-in Surplus of $32.5 million. Upon settlement of the share price guarantees by SOSA in 2002, the underlying transactions settled up at approximately the book value of the Company's investment in SOSA. As such, the Company reduced the previously recorded increase to Paid-in Surplus by $29.4 million in 2002, upon settlement of the share price guarantees.

        The difference of $3.1 million ($32.5 million less $29.4 million) pertains to the portion of the credit to SNSA Paid-in Surplus that related to the 629,500 shares of SOSA that NKT had previously sold in the open market. As noted above, the settlement of SOSA's remaining share price guarantees in 2003 resulted in a reduction to SNSA's Paid-in Surplus of $5.4 million.

4.    Assets Held for Sale

        As a part of its new strategic focus in 2003, SOSA identified a number of assets and businesses which it no longer considered essential to be performed in-house in order to execute core operations. A divestment program was commenced by SOSA in 2003 and completed in the first quarter of 2005. Services such as surveying, surface welding and Remotely Operated Vehicle ("ROV") drill support services are not central to SOSA's focus on the SURF market. Nevertheless, such services will remain part of SOSA's project bidding and when customers in the future require such services, SOSA will purchase them from third parties. Further, SOSA reorganized its engineering functions and integrated them into the regional structure. This involved the retention of approximately 100 engineers from the Paragon companies (as discussed below). Consequently, SOSA no longer required engineering services to be provided by the Paragon companies, which have been offered for sale. As of November 30, 2003, the following assets were classified as "Assets Held for Sale" in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

ROV drill-support

        This business involved approximately 200 employees worldwide, 44 ROVs and certain ancillary equipment, together with related contracts, and was operated from bases in West Africa, South America and the North Sea. On February 20, 2004, SOSA and the Sonastolt joint venture sold the business to Oceaneering International, Inc. for a sale price of approximately $48 million. SOSA received approximately $28 million in cash after settling the interests of Sonangol, its joint venture partners in Angola, and transaction costs. The sale resulted in a gain of $5.5 million recorded in the first quarter of 2004, and is included in "Gain (loss) on disposal of assets, net" in the consolidated statement of operations.

Serimer DASA

        SOSA sold its welding services subsidiary, Serimer Dasa, to Serimer Holdings, a third party purchaser, on May 31, 2004 for proceeds of $40 million, realizing a gain on disposal of $25.2 million that is reflected as a component of "Equity in Stolt Offshore net income" in the consolidated statement of operations. Serimer Dasa was formerly a wholly-owned surface welding services company which was divested as a consequence of SOSA's new strategic focus on the SURF market.

Paragon Companies

        The Paragon Companies include Paragon Engineering Holdings Inc., Paragon Engineering Services Inc, Paragon Litwin, and Paragon Italia S.r.l. The engineering businesses of the two Paragon U.S.A. Companies, which were acquired in 2001, were sold effective January 19, 2005 to AMEC for $15 million, resulting in a gain of $2.1 million to SOSA. Approximately 100 engineers were retained by SOSA so as to reintegrate into SOSA certain engineering services previously provided by the Paragon Companies. The two European Paragon Companies were sold effective June 9, 2004 to Bateman Oil and Gas BV for proceeds of $nil with no gain or loss on disposal to SOSA.

Survey Business

        This business consists of two owned ships (the Seaway Legend and the Elang Laut), one ship on charter (the Seaway Petrel), marine equipment, spare parts and additional equipment, including five survey ROVs. SOSA intended to sell this business and outsource its survey work to the purchaser. Ultimately, this business was not sold, as SOSA was unable to agree to acceptable terms with the potential buyer for the outsourcing of the survey work.

Assets in the Lobito Yard, Angola

        A large quantity of equipment located in the Lobito Yard on long-term lease to Sonamet, a non-consolidated equity investee of SOSA, was under negotiation for sale to Sonamet at November 30, 2003. The sale was completed in the first quarter of 2004. Net proceeds were $5.4 million, with no gain or loss. An impairment charge of $5.1 million was recorded against these assets during fiscal year 2003.

Vessel Sales

        In the first two quarters of 2004, SOSA disposed of the Annette, the Seaway Rover, the Seaway Invincible, and the Seaway Pioneer. Proceeds from these sales were $3.0 million and were received during the first and second quarters of 2004, and a gain of $0.6 million was recorded by SOSA.

        These assets do not meet the criteria for disclosure as discontinued operations, either because (i) SOSA expects to sign an agreement for continuing utilization of those businesses on an outsourced basis, or (ii) the operations and cash flows from the disposal groups will not be eliminated from SOSA's operations because they will continue to be performed in house at a lower level of operation or purchased from third parties when required.

        As of November 30, 2003, SOSA held assets for sale of $106.2 million and liabilities pertaining to assets held for sale of $57.9 million. Due to the deconsolidation of SOSA, such amounts are not included in the consolidated balance sheet as of November 30, 2004. A summary of the assets held for sale and the liabilities pertaining to assets held for sale as of November 30, 2003 is as follows:

As of November 30, 2003
(in millions)
Assets
Trade receivables	$42.4
Fixed assets, net	52.4
Other current assets	8.1
Other assets	0.7
Goodwill and other intangible assets	2.6

Total assets held for sale	$106.2

Liabilities
Accounts payable and accrued expenses	$37.1
Other current liabilities	9.8
Other liabilities	11.0

Total liabilities pertaining to assets held for sale	$57.9

5.    Impairment of Tangible Fixed Assets

        In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SOSA recognized aggregate impairment charges of $176.5 million in fiscal year 2003 in respect of its tangible fixed assets, as follows:

        An impairment charge of $44.2 million was recorded in 2003 related to vessels offered for sale. A sales brochure was published in September 2003 by Derrick Offshore, a ship broker acting for SOSA, offering several vessels for sale. These included the Seaway Kestrel, Seaway Explorer, Seaway Invincible and the Seaway Rover. The broker provided guidance as to the prices that could be obtained under current market conditions. These prices were at a level substantially below the carrying values of the vessels, and were confirmed by a formal valuation in January 2004. An impairment charge was recorded against the carrying value of certain vessels, measured on the basis of the broker's valuation.

        An impairment charge of $55.7 million was recorded in 2003 related to LB200 pipelay barge. As part of the business restructuring initiated by SOSA's new management team, a separate trunkline business unit was established in the fourth quarter of fiscal 2003, specifically dedicated to the marketing and operation of the LB200 pipelay barge. An in-depth review was then performed to determine the predicted worldwide demand for trunkline lay, and the available barges capable of performing this type of work. The outcomes from bid processes during the fourth quarter of fiscal year 2003 were also evaluated. This review resulted in a revised forecast of utilization and future daily charge-out rates for the LB 200, and an impairment charge was recorded on the basis of a fair value calculation using discounted cash flows. An external shipbroker reviewed this calculation at SOSA's request and validated the underlying market assumptions.

        An impairment charge of $42.7 million was recorded in 2003 related to Radial Friction Welding (RFW). The RFW program was started in June 1995 to design and fabricate a high quality ship-mounted welding system for use on 6- to 12-inch flowlines, at a production rate of 200 pipe joints per day. The system was designed not only for welding normal high tensile carbon steels, but also for the emerging premium market for corrosion resistant alloys. However, it proved too large and complex to install on one of SOSA's existing ships and fabrication was suspended in December 2000. In fiscal year 2002, SOSA launched a joint feasibility study with a third party ship-owner to install the equipment on an existing ship, which would be operated as a specialized deep-sea construction ship by a joint venture. The study indicated that adaptation of the existing ship would necessitate substantial additional investment, so SOSA commissioned an agent to identify and attract a further outside investor. SOSA received a status note from this agent on November 28, 2003, confirming that he had been unable to attract any further investors to join the project, which meant that the proposed joint venture could not proceed. Although efforts to find alternative uses for the RFW will continue, the market trend has moved away from corrosion-resistant alloys, and more competitive welding technologies have emerged. It is no longer appropriate to carry this asset other than at scrap value, and an impairment charge has been recorded to reduce the carrying value to zero.

        An impairment charge of $28.8 million was recorded in 2003 related to other vessels and offshore equipment. At the time of preparation of the annual operating budget for 2004 and three-year plan in October 2003, SOSA's senior management assessed the level of expected future utilization of all its assets in the light of the business strategies established in the new management's business plan, and a number of assets were found to be under-utilized. The major items included a ship (Seaway Defender), three remote-operated MATIS- pipe-connectors, nine ROVs, the smartleg platform-deck installation equipment, three trenchers/ploughs, hardsuit diving equipment, and four pipe carousels. The impairment charge was recorded on the basis of fair value calculations performed by SOSA using discounted cash flows.

        An impairment charge of $5.1 million was recorded in 2003 related to Lobito yard assets. This category comprises a large quantity of SOSA's equipment located at the Lobito fabrication yard on long-term lease to Sonamet (a non-consolidated equity investee company in which SOSA holds a 55% interest). The equipment including cranes, tractors, cutting and welding equipment, generators, and vehicles. A buyout proposal from Sonamet to acquire the equipment was received in the fourth quarter of 2003, and an impairment charge was recorded to reduce the carrying value to the expected sales price. The assets were sold to Sonamet at that price subsequent to 2003.

6.    Goodwill and Other Intangible Assets

        Goodwill was $28.8 million and $42.5 million as of November 30, 2004 and 2003, respectively.

        Other intangible assets, net of accumulated amortization, are as follows:

	As of November 30,
	2004	2003
	(in millions)
Other intangible assets	$40.0	$40.6
Accumulated amortization	(7.1)	(9.4)

Total	$32.9	$31.2

        The total amortization expense for intangible assets amounted to $1.7 million, $4.0 million and $2.3 million in 2004, 2003 and 2002, respectively.

        Net intangible assets subject to amortization amounted to $0.6 million and $0.9 million as of November 30, 2004 and 2003, respectively, primarily represented by the remaining value of acquisition related agreements for site licenses of SSF Americas regions. Definitive lived intangible assets are amortized to expense over a weighted average useful life of 5 years. Amortization expense for intangible assets subject to amortization amounts to $0.1 million over each of the next five years.

        Intangible assets not subject to amortization are mainly comprised of renewable site licenses of SSF and was $32.3 million and $30.3 million as of November 30, 2004 and 2003, respectively. Such assets are primarily represented by the SSF bluefin tuna quota rights in Australia of $26.1 million in 2004 and $24.7 million in 2003, the SSF site licenses in Chile for $3.2 million in both 2004 and 2003, SSF site licenses in Canada and Maine for $0.7 million as of November 30, 2004, an intangible asset recognized for pension benefits of $1.5 million as of November 30, 2004 and 2003, and other intangible assets of $0.8 million in 2004 and $0.9 million in 2003.

        Goodwill was $28.8 million as of November 30, 2004, substantially all of which related to SSF goodwill for its various regions. Goodwill was $42.5 million as of November 30, 2003, and by reportable segment included SSF goodwill for its various regions of $28.6 million, SOSA goodwill for its various regions of $6.0 million and SNSA corporate goodwill in SOSA of $7.9 million.

Impairment of Goodwill

        The Company recognized goodwill impairment write-offs of $2.4 million in 2003 for SSF, and $118.0 million in 2002, including $106.4 million for SOSA, $7.8 million for SSF, $3.1 million for SNTG, and

$0.7 million relating to other corporate investments in SSF. There were no goodwill write-offs recognized in 2004.

SOSA

        During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led SOSA to perform an impairment review of all goodwill. As a result, impairment charges of $106.4 million were recorded against goodwill, of which $103.0 million related to the remaining goodwill on the acquisition of Ceanic Inc. ("Ceanic"). The remainder of the charge eliminated the goodwill of $1.8 million on the acquisition of Danco A/S, which holds SOSA's investment in NKT Flexibles, and of $1.6 million in respect of SOSA's Indonesian subsidiary, PT Komaritim ("PT Komaritim").

        Several factors were taken into account in the analysis and supporting projected cash flows that resulted in the impairment charge of $103.0 million to eliminate the remaining goodwill on acquisition of Ceanic Corporation. The acquisition was made in 1998 as part of a strategy to establish a presence in one of the world's most important offshore markets, at a price that reflected rising oil prices and favorable investment conditions. Since then the Gulf of Mexico offshore contractor market has experienced an unprecedented down-turn. As a result, SOSA's North America region was loss-making for the two years ended November 30, 2001, and again performed below management's expectations in fiscal year 2002. Market analysts' reports, at the end of fiscal year 2002, indicated that the major oil companies were directing their development funds away from U.S. waters and towards overseas targets, particularly West Africa, where the per-barrel production costs are lower. SOSA forecast no significant upturn in demand in the Gulf of Mexico market in 2003 and had therefore revised earlier assumptions of long-term market growth in its impairment model and eliminated the remaining goodwill. The Ceanic goodwill was previously amortized over 25 years.

        The NKT joint venture had incurred losses since SOSA acquired its 49% share in 2000, and the market for flexible pipes had not grown as quickly as expected, with the result that the joint venture suffered from excess production capacity and did not meet its performance targets. During 2002, NKT management revised its strategy to focus on efficiency on the basis of slower growth in the next few years than initially forecast. SOSA performed an impairment test based on the discounted cash flow projections, and determined that the goodwill was fully impaired. An impairment charge of $1.8 million was recorded in November 2002. This goodwill was previously amortized over 10 years on a straight-line basis.

        SOSA's PT Komaritim subsidiary in Indonesia had incurred losses for several years, and in 2002 once again under-performed management's expectations. The Indonesian market was still characterized by high competition in the shallow water sector, an environment in which SOSA was unable to fully leverage its technology and core expertise. SOSA determined, on the basis of discounted cash flows, that the goodwill was fully impaired, and a charge of $1.6 million was recorded in the year ended November 30, 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

SSF

        SSF performed periodic impairment reviews in 2003 on all remaining goodwill. An impairment charge of $1.3 million was recorded against goodwill of SSF's America's region related to the operations in Eastern Canada as a result of continuing poor results in that region. An additional write-down of goodwill in SSF's America's region of $0.8 million from the acquisition of Sociedad Pesquera Eicosal SA in Chile was recorded as a result of a revised assessment of future expected results in that operation. The remaining $0.3 million related to the write-off of goodwill associated with SSF's corporate investment in Midt-Finnmark Smolt AS.

        During the year ended November 30, 2002, the continuing poor results obtained in salmon aquaculture activities led SSF to perform an impairment review of all goodwill. As a result, impairment charges totaling $7.8 million were recorded against goodwill, of which $6.3 million related to the entire remaining goodwill on acquisitions in Scotland. The remaining $1.5 million of the impairment charge related to the write-off of goodwill arising from the acquisition of DE Salmon in the state of Maine, U.S. ("DE Salmon").

        Gaelic Seafoods Limited and Harlosh Salmon Limited were acquired in December 1997 and February 2001, respectively. SSF has performed an impairment test based on the discounted cash flow projections and determined that the goodwill associated with these acquisitions in Scotland was fully impaired. An impairment charge of $6.3 million was recorded in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

        DE Salmon was acquired in September 1999. SSF determined, on the basis of discounted cash flows, that the goodwill associated with this acquisition was fully impaired, and a charge of $1.5 million was recorded in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

SNTG

        In early 1997, SNTG acquired the tank container operations of Challenge International S.A., a company based in France. During the year ended November 30, 2002, management of Stolt-Nielsen Transportation Group SAS, the French subsidiary operating these tank container assets, agreed to dispose of the primary asset of the company being its fleet of tank containers. On the basis of this early disposal of the assets by the French subsidiary, an impairment review of the goodwill was undertaken on this acquisition and an impairment charge of $3.1 million was recorded.

7.    Gain (Loss) On Disposal Of Assets, Net

        Gain (loss) on disposal of assets, net is comprised of the following:

	For the years ended November 30,
	2004	2003	2002
	(in thousands)
Amortization of deferred gain on sale of tuna quota rights	$3,204	$—	$—
Loss on sale of building	(922)	—	—
Gain on miscellaneous sales of land/condominium	659	—	—
Sale of investments in available for sale securities	204	(5,353)	—
Sale of OLL	—	4,444	—
Insurance settlement on SNTG ship	—	1,042	—
Sale of SNTG ships	(24)	(1,295)	141
Sale of SNTG tank containers	3	71	374
Sale of SNTG terminals	—	—	655
Sale of SOSA assets	6,485	(328)	8,003
Sale of other assets	(48)	2	1,089

	$9,561	$(1,417)	$10,262

        At the end of the fourth quarter of 2003, SSF sold 200 metric tons of tuna quota rights in Australia for $25.8 million. In conjunction with this transaction, such tuna quota rights were reacquired by SSF for an initial five year period at market rates to be set each year, with a renewal option for a further five year period again at annually agreed market rates. The tuna quota rights have an indefinite life. The deferred gain of $15.3 million on a pretax basis, $11.0 million on an after tax basis, on the transaction is being amortized over the initial period of five years, starting on December 1, 2003, with $3.2 million of this gain recognized in 2004.

        In the fourth quarter of 2004, in connection with the sale to an unrelated third party of the Greenwich, CT corporate office building leased by the Company from Edgewater Park Associates Inc., a non-consolidated joint venture, the Company recognized a loss of $0.9 million for the write-off of leasehold improvements. Refer to Note 13, "Investments in and Advances to Non-Consolidated Joint Ventures" for further discussion of the related gain recorded on the sale of the building.

        During 2004, SNTG recorded gains of $0.7 million on the miscellaneous sales of land parcels located in Perth Amboy, New Jersey and a condominium in New York City. Proceeds from these sales aggregated $0.9 million.

        SOSA recognized gains on sales of its assets during the first quarter of 2004 of $6.5 million, primarily due to the gain of $5.5 million recorded in connection with the sale of the ROV drill-support business to Oceaneering International, Inc. Refer to Note 4, "Assets Held for Sale" for further discussion of the sale of the ROV drill-support business by SOSA.

        During 2003, the Company recorded a loss on sale of investments in available for sale securities of $5.4 million associated with the sale of Vopak and Univar shares.

        Additionally, in April 2003, the Company sold substantially all of the assets of OLL to Elemica. Under the terms of the agreement, Elemica acquired the full technology platform and the ongoing business operations of OLL. SNTG will continue to be a customer of the Elemica network. In connection with the sale of OLL assets in 2003, SNSA recorded a gain of $4.4 million, included in "Gain (loss) on disposal of assets, net" in the consolidated statement of operations, that resulted from the prior purchase of equity of OLL by Aspen Technology, Inc. ("Aspen Tech"), the owner of approximately 19 percent minority interest in OLL since February 2001.

        Under certain conditions, the purchase price of the original transaction in February 2001, as referred to above, was refundable to Aspen Tech in 2006 by OLL. As such, no gain had been recognized in connection with the initial sale of OLL's shares. In addition, due to the Company's obligation to fund OLL and the potential refund by OLL to Aspen Tech of the purchase price, the Company had recognized 100% of OLL's losses each year, without a reduction for the minority interest in OLL. The above gain is comprised of the realization of the previously deferred gain on the original transaction of $9.5 million, plus the release of various other related balance sheet items totaling $1.8 million, less the asset impairment on Aspen Tech shares of $6.9 million. The Aspen Tech shares were received as partial consideration at the time of the original sale of OLL equity.

        During 2002, the Company recorded a gain on sale of other assets on SNTG of $1.1 million primarily associated with the sale of a Company apartment in Singapore.

        In addition, SOSA recorded a gain of $8.0 million in 2002 relating to the sale of assets of Big Inch Marine Systems, Inc.

        Refer to Note 18, "Operating Leases" for further discussion of the loss of $1.1 million recorded in 2003 on the sale and leaseback of three chemical parcel tankers, as included in the above table within sale of SNTG ships.

8.    Gain on Sales of Stolt Offshore Common Stock

        On February 13, 2004, SOSA completed the private placement of 45.5 million new SOSA common shares with total cash proceeds to SOSA of approximately $100 million. Additionally, on February 19, 2004, SNSA sold two million of its SOSA common shares with cash proceeds to SNSA of $6.7 million. These transactions reduced SNSA's economic and voting interest in SOSA to 41.1% as of February 19, 2004 and resulted in the deconsolidation of SOSA in February 2004.

        In connection with the SOSA private placement of equity, the Company recognized a gain of $20.9 million representing the excess of SNSA's share of SOSA's equity immediately after the private placement over SNSA's investment in SOSA. The Company recognized an additional gain of $4.0 million related to SNSA's sale of two million SOSA common shares in the first quarter of 2004. Refer to Note 29, "Subsequent Events" for a discussion of the disposition of the Company's investment in SOSA during the first quarter of 2005.

9.    Restructuring Charges

        The following tables summarize the activity for the restructuring charges of the Company in 2004, 2003 and 2002:

For the year ended November 30, 2004	Opening Balance	Expensed in the year	Paid in the year	Other(a)	Closing Balance
	(in thousands)
Real estate costs	$2,703	$—	$—	$(2,703)	$—
Personnel and severance costs	12,739	1,802	(45)	(12,637)	1,859
Professional fees	241	142	(142)	(241)	—
Relocation costs	—	473	(473)	—	—
Other	—	262	(146)	—	116

Total	$15,683	$2,679	$(806)	$(15,581)	$1,975

For the year ended November 30, 2003	Opening Balance	Expensed in the year	Paid in the year	Other(b)	Closing Balance
	(in thousands)
Real estate costs	$—	$2,682	$—	$21	$2,703
Personnel and severance costs	—	15,243	(2,623)	119	12,739
Professional fees	—	360	(119)	—	241
Relocation costs	—	88	(88)	—	—

Total	$—	$18,373	$(2,830)	$140	$15,683

For the year ended November 30, 2002	Opening Balance	Expensed in the year	Paid in the year	Closing Balance
	(in thousands)
Personnel and severance costs	$—	$6,899	$(6,899)	$—
Professional fees	—	715	(715)	—
Relocation costs	—	1,987	(1,987)	—

Total	$—	$9,601	$(9,601)	$—

(a)
Reflects the impact of the deconsolidation of SOSA. See Note 2, "Significant Accounting Policies" for further discussion

(b)
Includes the effect of exchange rate changes

        In June 2004, SNTG announced another phase of the restructuring plan discussed further below, which included the relocation of key operational and administrative functions from Houston, TX and Greenwich, CT to Rotterdam, The Netherlands. Total costs incurred by SNTG in 2004 were $2.7 million and included $1.8 million in personnel and severance costs, $0.5 million in relocation costs, $0.1 million in professional fees and $0.3 million in other costs.

        The restructuring charges recorded by SOSA in 2003 result from the implementation of the new SOSA management's plan for financial recovery, which included the restructuring of SOSA's cost and asset base. The first stages of the plan for financial recovery, involving changes in SOSA's personnel, operating structure and business processes, were substantially completed in the second half of fiscal year 2003. The senior management tier was restructured, with new appointments to 30 out of 40 positions. A plan was commenced to reduce the total workforce by 21% through disposal of certain businesses (1,100 positions), and headcount reduction (400 positions). Refer to Note 4, "Assets Held for Sale" for further discussion.

        The real estate costs of $2.7 million in 2003 were incurred in the Africa, the Mediterranean and Caspian Sea region ("AFMED") of SOSA, where a provision of $1.8 million was recorded for the accrued rental of office space vacated by Paragon Litwin. The balance of $0.9 million of unamortized leasehold improvements for these offices was also written off.

        Personnel and severance costs of $15.2 million in 2003 included $13.2 million for SOSA and $2.0 million for SNTG. The SOSA costs relate to severance payments, vacation pay, and outplacement fees, and were principally incurred in the Northern Europe and Canada region ("NEC"), AFMED, Corporate and North America and Mexico region ("NAMEX") segments due to the need to reduce staffing levels in the Aberdeen, Stavanger, Nanterre, and Houston offices to reflect lower levels of business expected in 2004. The majority of the provision outstanding at November 30, 2003 of $12.7 million was paid during 2004.

        The $0.3 million of professional fees relate to fees incurred by SOSA in connection with asset disposals.

        In early 2001, SNTG embarked upon a major strategic initiative to improve the utilization of assets, divest non-core assets and reduce costs. One aspect of this initiative was an overhead reduction effort, announced in January 2002. Costs incurred for severance, relocation and professional fees through November 30, 2003, include $2.2 million and $9.6 million expensed and paid in 2003 and 2002, respectively. The SNTG restructuring program in 2002 included the termination of 108 employees and the relocation of 27 employees. Costs incurred by SNTG in 2003 and 2002 included $2.0 million and $6.9 million, respectively, in personnel and severance costs, $0.1 million and $0.7 million, respectively, in professional fees for legal and recruitment costs, and $0.1 million and $2.0 million for costs associated with the relocation of employees from Houston, TX to Rotterdam, The Netherlands.

10. Income Taxes

        The following tables present the United States and non-U.S. components of the income tax provision (benefit) for the fiscal years ended 2004, 2003 and 2002 by business segment:

For the year ended November 30, 2004	SNTG and Other	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$(6,599)	$—	$—	$(6,599)
Non-U.S.	2,980	2,972	2,509	8,461
Deferred:
U.S.	13,089	—	—	13,089
Non-U.S.	74	(1,077)	(131)	(1,134)

Income tax provision	$9,544	$1,895	$2,378	$13,817

For the year ended November 30, 2003	SNTG and Other	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$(9,356)	$1,280	$—	$(8,076)
Non-U.S.	4,275	5,358	8,414	18,047
Deferred:
U.S.	5,370	(1,163)	4,627	8,834
Non-U.S.	—	(6,130)	2,597	(3,533)

Income tax provision (benefit)	$289	$(655)	$15,638	$15,272

For the year ended November 30, 2002	SNTG and Other	SOSA	SSF	Total
	(in thousands)
Current:
U.S.	$6,081	$1,340	$—	$7,421
Non-U.S.	3,060	12,724	5,041	20,825
Deferred:
U.S.	—	10,781	1,107	11,888
Non-U.S.	—	(16,687)	(5,478)	(22,165)

Income tax provision	$9,141	$8,158	$670	$17,969

        The following presents the reconciliation of the provision for income taxes to United States federal income taxes computed at the statutory rate:

	2004	2003	2002
	(in thousands)
Income (loss) before income tax provision, minority interest, equity in income of Stolt Offshore S.A. and cumulative effect of change in accounting principle	$73,508	$(449,254)	$(141,032)

Tax at U.S. federal rate (35%)	$25,728	$(157,239)	$(49,361)
Differences between U.S. and non-U.S. tax rates	(321)	8,128	3,444
U.S./Non-U.S. source shipping and other income not subject to income tax	(31,808)	40,077	(18,144)
Losses not benefited and increase in valuation allowance	24,243	76,034	50,711
Change to U.K. tonnage tax regime	—	—	(21,307)
Withholding and other taxes	(1,171)	5,103	12,873
Non-deductible amortization and impairment of goodwill and other intangible assets	—	37,652	38,909
Adjustments to estimates relative to prior years	641	—	—
Other, net	(3,495)	5,517	844

Income tax provision	$13,817	$15,272	$17,969

        Substantially all of SNTG's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on shipping operations. Pursuant to the U.S. Internal Revenue Code of 1986, as amended, effective for the Company's fiscal years beginning on or after December 1, 1987, U.S. source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption to U.S. citizens and corporations, and whose shareholders meet certain residency requirements.

        The Company believes that substantially all of SNTG's shipowning and ship operating subsidiaries meet the requirements to qualify for this exemption from U.S. taxation. The Internal Revenue Service has examined those requirements through fiscal 1992 and has not proposed any adjustments. For these reasons, no provision for U.S. income taxes has been made with respect to SNTG's U.S. source shipping income.

        The Company and its subsidiaries' income tax returns are routinely examined by various tax authorities. In management's opinion, adequate provisions for income taxes have been made for all open years.

        The components of the Company's deferred tax assets and liabilities as of November 30, 2004 and 2003 are as follows:

As of November 30, 2004	SNTG and other	SSF	Total
	(in thousands)
Deferred Tax Assets:
Net operating loss carryforwards	$18,413	$57,593	$76,006
Differences between book and tax depreciation	—	19,471	19,471
Other timing differences—net	10,398	(9,805)	593

Gross deferred tax assets	28,811	67,259	96,070
Valuation allowances	(4,886)	(50,973)	(55,859)

Deferred tax assets—net	23,925	16,286	40,211

Deferred Tax Liabilities:
Differences between book and tax depreciation	(27,476)	(2,411)	(29,887)
U.S. state deferred taxes	(50)	—	(50)
Other temporary differences	(19,348)	(8,800)	(28,148)

Deferred tax liabilities	(46,874)	(11,211)	(58,085)

Net deferred tax (liability)/asset	$(22,949)	$5,075	$(17,874)

Current deferred tax asset	$918	$3,646	$4,564
Non-current deferred tax asset	12,445	12,640	25,085
Current deferred tax liability	—	(11,204)	(11,204)
Non-current deferred tax liability	(36,312)	(7)	(36,319)

	$(22,949)	$5,075	$(17,874)

As of November 30, 2003	SNTG	SOSA	SSF	Total
	(in thousands)
Deferred Tax Assets:
Net operating loss carryforwards	$10,198	$79,242	$26,699	$116,139
Differences between book and tax depreciation	—	—	14,912	14,912
Other timing differences—net	13,630	57,498	—	71,128

Gross deferred tax assets	23,828	136,740	41,611	202,179
Valuation allowances	(10,188)	(109,175)	(21,176)	(140,539)

Deferred tax assets—net	13,640	27,565	20,435	61,640

Deferred Tax Liabilities:
Differences between book and tax depreciation	(28,471)	(25,669)	—	(54,140)
U.S. state deferred taxes	(2)	—	—	(2)
Other temporary differences	—	—	(15,518)	(15,518)

Deferred tax liabilities	(28,473)	(25,669)	(15,518)	(69,660)

Net deferred tax (liability)/asset	$(14,833)	$1,896	$4,917	$(8,020)

Current deferred tax asset	$880	$53	$7,754	$8,687
Non-current deferred tax asset	7,231	8,314	12,027	27,572
Current deferred tax liability	—	(4,471)	(14,864)	(19,335)
Non-current deferred tax liability	(22,944)	(2,000)	—	(24,944)

	$(14,833)	$1,896	$4,917	$(8,020)

        As of November 30, 2004 and 2003, the current deferred tax asset of $4.6 million and $8.7 million, respectively, is included within "Other current assets." The current deferred tax liability of $11.2 million and $19.3 million as of November 30, 2004 and 2003, respectively, is included within "Other current liabilities."

        The Company believes that certain of its foreign subsidiaries may be subject to the U.K. Controlled Foreign Company ("CFC") provisions for the 2001 through 2004 tax years. The provisions require certain subsidiaries of the Company to recognize certain intercompany earnings in taxable income that would otherwise be deferred for U.K. tax purposes. As of November 30, 2004, the Company has accrued approximately $7 million associated with the CFC regulations. The CFC regulations are currently being challenged by a number of U.K. companies in the U.K. and European tax courts. Should the courts find those regulations to be invalid, this accrual will no longer be necessary and will be reversed.

        SOSA's U.K. shipping subsidiaries continued to be taxed under the U.K. tonnage tax regime, whereby taxable income is computed by reference to the tonnage of the vessels rather than by reference to profit. In prior years, SOSA released part of its deferred tax liability for the ships within the tonnage tax regime on the basis that the former management had no intention of selling the ships. The new management does intend to sell a ship and has therefore re-instated its deferred tax liability for the ship within the tonnage tax regime. SOSA recorded a net benefit in 2003 of $1.0 million, as a result of being taxable under the tonnage tax regime.

        Under U.K. tonnage tax legislation, a proportion of tax depreciation previously claimed by SOSA may be subject to tax in the event that a significant number of vessels are sold and are not replaced. This contingent liability decreases over the first seven years following entry into the tonnage tax regime, to $nil. SOSA's management has made no provision for the contingent liability for ships that management does not consider probable to be sold. The contingent liability in respect of these ships at November 30, 2003 was $33.7 million.

        Withholding and remittance taxes are not recorded on the undistributed earnings of SNSA's subsidiaries since under the current tax laws of Luxembourg and the countries in which substantially all of SNSA's subsidiaries are incorporated, no taxes would be assessed upon the payment or receipt of dividends. Earnings retained by subsidiaries incorporated in those countries, which impose witholding, or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 2004 were not significant.

        The following represents the United States and foreign components of income (loss) before income tax provision, minority interest, equity in income of Stolt Offshore and cumulative effect of a change in accounting principle for the years ended November 30, 2004, 2003 and 2002 by business segment:

	2004	2003	2002
	(in thousands)
SNTG and Other:
U.S.	$8,767	$(13,670)	$(4,166)
Non-U.S.	96,747	41,753	49,999
SSF:
U.S.	—	—	—
Non-U.S.	(15,647)	(63,140)	(45,232)
SOSA:
U.S.	(5,498)	(32,665)	(121,410)
Non-U.S.	(10,861)	(381,532)	(20,223)

Total	$73,508	$(449,254)	$(141,032)

        As of November 30, 2004, SNTG and SSF had $52.6 million and $171.9 million, respectively, of net operating loss carryforwards ("NOLs") for tax purposes, which, if unutilized will expire as follows:

	SNTG	SSF	Total
	(in thousands)
2005	$—	$8,596	$8,596
2006	—	2,400	2,400
2007	—	15,255	15,255
2008	—	66	66
2009	—	1,762	1,762
Thereafter	39,002	109,855	148,857
Indefinite carryforward	13,605	33,984	47,589

Total	$52,607	$171,918	$224,525

        The Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized. The valuation allowance decreased to $55.9 million as of November 30,

2004 from $140.5 million as of November 30, 2003. The decrease in the valuation allowance results from the impact of the deconsolidation of SOSA in 2004, whereas SOSA had a valuation allowance of $109.1 million as of November 30, 2003, partially offset by an increase in the net operating loss and other deferred tax assets that may not be realized by SSF in 2004.

        The Company's tax valuation allowances by tax jurisdiction as of November 30, 2004 and 2003 are as follows:

			November 30, 2004			November 30, 2003
Tax Jurisdiction
	Note		SNTG	SSF	Total	SNTG	SSF	SOSA	Total
	(in millions)					(in millions)
Asia Pacific	(a	)	$—	$20.0	$20.0	$—	$—	$—	$—
Brazil	(a	)	4.9	—	4.9	10.2	—	—	10.2
France	(b	)	—	—	—	—	—	31.8	31.8
Scandinavia	(c	)	—	7.2	7.2	—	3.0	10.1	13.1
United Kingdom	(d	)	—	3.1	3.1	—	1.6	16.7	18.3
United States	(e	)	—	18.4	18.4	—	16.6	47.5	64.1
Other	(f	)	—	2.3	2.3	—	—	3.0	3.0

TOTALS			$4.9	$51.0	$55.9	$10.2	$21.2	$109.1	$140.5

NOTES

(a)
The net deferred tax assets are comprised largely of net operating loss carryforwards. A history of tax losses exists. No other objectively verifiable evidence of realizability available. Valuation allowance established on that portion of the net operating losses where realization was unlikely.

(b)
The net deferred tax assets are comprised largely of net operating loss carryforwards. Those losses will begin to expire beginning in 2005. No other objectively verifiable evidence of realizability available. Valuation allowance established on that portion of the net operating losses where realization was unlikely.

(c)
The net deferred tax assets are comprised largely of net operating loss carryforwards. No other objectively verifiable evidence of realizability available. Valuation allowance established on that portion of the net operating losses where realization was unlikely.

(d)
The net deferred tax assets are comprised largely of net operating loss carryforwards and future interest deductions related to intercompany debt. Transition by certain SOSA subsidiaries to the tonnage tax regime, whereby qualifying shipping activities of a subsidiary are taxed on the basis of the net tonnage of the vessels operated under the regime rather than by reference to the subsidiary's gross revenues and associated expenses, diminished the Company's source of future taxable income used in determining the realizability of the Company's net deferred tax asset. Deferred tax assets and liabilities continue, however to be recognized on property used outside the tonnage tax regime as well as for non-qualifying activities occurring within the tonnage tax regime, as these assets/activities remain subject to corporate income tax principles. No other objectively verifiable evidence of realizability available. Therefore, a valuation allowance was established on that portion of the net deferred tax assets where realization was unlikely.

(e)
The net deferred tax assets are comprised largely of net operating loss carryforwards and are deductible. A history of losses exists (since inception in SSF's case) and there is continued depression in the industry in the region. Previous tax planning failed and served only to increase operating losses. No current or anticipated business activity expected for SOSA. No other objectively verifiable evidence of realizability available. Valuation allowance established on that portion of the net operating losses where realization was unlikely.

(f)
The net deferred tax assets are comprised largely of net operating loss carryforwards. A history of tax losses exists. No other objectively verifiable evidence of realizability available. Valuation allowance established on that portion of the net operating losses where realization was unlikely.

11. Inventories

        Inventories at November 30, 2004 and 2003 consisted of the following:

2004	SNTG	SSF	Total
	(in thousands)
Raw materials	$123	$5,793	$5,916
Consumables	223	1,668	1,891
Seafood biomass	—	175,627	175,627
Finished goods	—	37,427	37,427

	$346	$220,515	$220,861

2003	SNTG	SOSA	SSF	Total
		(in thousands)
Raw materials	$131	$13,648	$4,739	$18,518
Consumables	185	7,677	2,786	10,648
Work-in-progress	7	775	—	782
Seafood biomass	—	—	171,603	171,603
Finished goods	—	—	49,576	49,576

	$323	$22,100	$228,704	$251,127

12. Restricted Cash Deposits

        Restricted cash deposits comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain financial obligations. There are no other significant conditions on the restricted cash balances.

        As a result of entering into various waiver agreements in 2003 and early 2004, the Company's ability to fund its committed credit line to SOSA was subject to restrictions. As a result, the Company and its creditors agreed that $25 million would be placed in an escrow account which could be released to SOSA if (i) SOSA issued a drawdown notice and (ii) certain conditions were met. On November 13, 2003, $25 million was placed in escrow. The amount is included as Restricted Cash Deposits in the November 30, 2003 consolidated balance sheet. SOSA did not issue a drawdown request for its committed credit line within the agreed time period and, pursuant to the terms of the escrow arrangement, the $25 million escrow deposit plus interest was released to the Company on February 12, 2004.

13. Investments In and Advances To Non-Consolidated Joint Ventures

        Investments in and advances to non-consolidated joint ventures include the following:

As of November 30,	Geographic Location	2004 Ownership %	2004	2003
			(in thousands)
Tankers
Stolt-Nielsen Asia Pacific Inc.	Singapore	50	$7,840	$4,133
NYK Stolt Tankers S.A.	Japan	50	37,327	35,247
Stolt Australia Pty Ltd.	Australia	50	97	—
Edgewater Park Associates Inc.	United States	—	—	2,039
SIA LAPA Ltd.	Latvia	49	1,093	978
Seabulk International Inc.	United States	25	1,641	1,751
Stolt Marine Tankers LLC	United States	—	—	3,315
Stolt Ship Management (Shanghai) Ltd.	China	49	107	108
Other			4	185

			48,109	47,756
Tank Containers
N.C. Stolt Transportation Services Co., Ltd.	Japan	50	619	546
N.C. Stolt Chuyko Transportation Services Co., Ltd.	Japan	35	261	232
Hyop Woon Stolt Transportation Services Co., Ltd.	South Korea	50	540	422

			1,420	1,200
Terminals
Dovechem Stolthaven Ltd.	Singapore/China	—	—	24,035
Jeong-IL Stolthaven Ulsan Co. Ltd.	South Korea	50	18,713	17,234
Stolthaven Westport Sdn. Bhd.	Malaysia	40	3,200	3,252

			21,913	44,521
SOSA
NKT Flexibles I/S	Denmark	—	—	10,987
Mar Profundo Girassol	West Africa	—	—	100
Sonamet	West Africa	—	—	7,406
Sonastolt	West Africa	—	—	9,623
Seaway Heavy Lifting Limited	Cyprus	—	—	4,312
Stolt/Subsea 7	Norway	—	—	2,133
Kingfisher D.A.	Norway	—	—	3,777
Dalia FPSO	West Africa	—	—	4,624

			—	42,962
SSF
Engelwood Packing Co. Ltd.	Canada	50	1,449	1,207
Landcatch Chile Ltda.	Chile	50	1,771	1,156

			3,220	2,363
Other			27	33

Total			$74,689	$138,835

        The Company accrues for its equity share of losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

        In January 2005, the Company sold its interest in Seabulk International Inc. for $2.4 million. A gain of $0.7 million was recorded upon the sale.

        In November 2004, a non-consolidated partnership joint venture of the Company sold its interest in an office building that had been the only asset held by Edgewater Park Associates Inc. The joint venture was dissolved upon the sale. The Company recorded a gain of $10.9 million in "Equity in net income (loss) of non-consolidated joint ventures" for its share of the pre-tax gain on sale of the building.

        In anticipation of the sale of its interest in Dovechem Stolthaven Ltd., SNTG recognized an impairment charge of $10.4 million in 2003. The impairment charge is reflected under "Equity in net income (loss) of non-consolidated joint ventures" in the consolidated statement of operations. This reduced the value of the investment to its net realizable value. The sale was finalized and proceeds of $24.4 million were received in December 2003.

        In December 2003, SNTG sold its interest in the U.S. cabotage fleet joint venture Stolt Marine Tankers LLC. An asset impairment charge of $7.5 million was recognized in 2003 and included in "Equity in net income (loss) of non-consolidated joint ventures" in the consolidated statement of operations, to reduce the investment balance to fair market value.

        The Company's share of equity in the net loss of NKT Flexibles I/S includes $6.6 million in 2003 and $8.1 million in 2002, before minority interest in SOSA, in respect of fixed asset impairment charges recorded by the joint venture. This is in addition to the impairment charge of $1.8 million recorded in 2002 by SOSA on the NKT investment as discussed in Note 6, "Goodwill and Other Intangible Assets".

        Summarized financial information of the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the individual non-consolidated joint ventures' financial statements, is as follows:

        Income statement data:

	For the years ended November 30,
	2004	2003	2002
	(in millions)
Operating revenue	$226	$566	$545
Gross profit	52	83	107
Net income	54	12	21

        Balance sheet data:

	As of November 30,
	2004	2003
	(in millions)
Current assets	$53	$567
Non-current assets	342	497
Current liabilities	115	592
Non-current liabilities	332	343

        The income statement data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

	For the years ended November 30,
	2004	2003	2002
	(in millions)
Charter hire revenue	$33.1	$55.3	$29.5
Tank container cleaning station revenue	5.0	4.5	3.6
Rental income (from office building leased to the Company)	1.3	2.3	2.4
Charter hire expense	52.2	63.3	79.8
Management and other fees	11.1	58.4	40.5
Freight and Joint Service Commission	1.5	1.2	1.4
Interest expense	0.1	0.1	0.4

        The balance sheet data for the non-consolidated joint ventures presented above includes the following items related to transactions with the Company:

	As of November 30,
	2004	2003
	(in millions)
Amounts due from the Company	$5.7	$32.8
Amounts due to the Company	42.2	69.4

        Included within "Amounts due to the Company" is $5.2 million and $33.3 million at November 30, 2004 and 2003, respectively, for trade receivables from joint ventures. These amounts are reflected in the consolidated balance sheets as "Receivables from related parties." The remaining amounts due to the Company are included in "Investments in and advances to non-consolidated joint ventures". Amounts due from the Company are included in "Other current liabilities" in the consolidated balance sheets.

14.    Investment in and Advances to Stolt Offshore

Other Arrangements and Transactions with SOSA

        SOSA and SNSA had developed a number of arrangements and engage in various transactions as affiliated companies. All material arrangements with SOSA are reviewed by the SNSA Audit Committee. Existing material agreements are the agreements described below:

Corporate Services Agreement

        Pursuant to a corporate services agreement, SNSA supplied through its subsidiaries, financial, risk management, public relations and other services to SOSA for an annual fee based on costs incurred in rendering those services. The fee was subject to negotiation and agreement between SOSA and SNSA on an annual basis. The fees for fiscal year 2004 were approximately $2.6 million and there will be no fee payable for 2005. The 2004 fee is included as a component of administrative and general expenses on the accompanying consolidated statement of operations. The services agreement was automatically renewable for additional one-year terms. However, in view of the Company's sale of all of its remaining ownership interest in SOSA in January 2005, the Company and SOSA have agreed to terminate the corporate services agreement. Refer to Note 29, "Subsequent Events" for further discussion.

Other Administrative Service Charges

        SNSA provides various services to SOSA, including insurance, payroll administration, information technology, and receives a fee for these services. The 2004 fee is included as a component of administrative and general expenses on the accompanying consolidated statement of operations. The fees for these services in 2004 resulted in a net payment to SOSA of $0.7 million as the fees were offset by the receipt of final settlement of certain insurance premiums paid previously by SOSA.

Guarantee Fees

        SOSA compensated SNSA for the provision of the guarantees as follows: on a quarterly basis in arrears (i) a guarantee fee of one per cent (1%) per annum calculated on the principal outstanding amount of such guarantee; and (ii) if SNSA provides collateral (other than cash) to secure its obligations under such guarantee, an additional fee of one-half per cent (0.5%) per annum calculated on the agreed "fair market value" of the collateral. All such guarantees were eliminated as of November 30, 2004, as SNSA was released from all of its financial guarantee obligations to SOSA, as a result of SOSA's new $350 million secured revolving credit and guarantee facility.

Service Mark Agreement

        SOSA and SNSA are parties to an agreement under which SOSA has been granted the right to use the Stolt name and logo, without payment of any royalty, for an additional 18 months subsequent to the sale of SOSA shares by SNSA in January 2005.

Summarized Financial Data of SOSA

        The following represents summarized financial information for SOSA in 2004. SOSA's results of operations were consolidated within SNSA through the first quarter of 2004, and accounted for under the equity method of accounting subsequent to that time. Refer to Note 2, "Significant Accounting Policies" and Note 29, "Subsequent Events" for further discussion.

        Income statement data:

2004	For the three months ended February 28, 2004	For the nine months ended November 30, 2004	For the year ended November 30, 2004
	(in millions)
Operating revenue	$276	$966	$1,242
Gross profit	9	104	113
Income (loss) from operations	(11)	40	29
Net income (loss)	(18)	23	5

        Balance sheet data:

As of November 30, 2004
(in millions)
Current assets	$503
Non-current assets	606
Current liabilities	644
Non-current liabilities	150
Shareholders' equity	315

SOSA Intercompany Payments

        The table below sets out charges and payments to SOSA and its subsidiaries for the year ended November 30, 2004 (the first quarter of 2004 and full years for 2003 and 2002 have been eliminated in consolidation, net of minority interest impact):

2004
(in millions)
Interest and guarantee fee charges from SNSA to SOSA	$1.1
Corporate services agreement charges from SNSA to SOSA	2.6
Insurance premium payable by SOSA to captive insurance company of SNSA	9.6
Receipts to SOSA from captive insurance company of SNSA	(13.2)
Other administrative service charges (receipts) from SNSA to SOSA	(0.7)

Total	$(0.6)

        Short-term payables due to SNSA of $1.7 million as of November 30, 2004 relate primarily to outstanding insurance related activities, corporate service agreement charges, and other management service charges.

        On April 20, 2004, the Company completed a previously announced debt for equity conversion, under which SNTG subscribed for an additional 22,727,272 Common shares of SOSA, in consideration for the cancellation of $50 million of subordinated loans to SOSA. As SNSA received SOSA Common Shares in settlement of the obligation that were at a value that equaled SNSA's loan receivable amount at the date the Company committed to perform the debt to equity conversion, no gain or loss was recognized in the accompanying financial statements. The $50 million was added to the Company's Investment in Stolt Offshore S.A., and is included in the consolidated balance sheet caption of "Investment in and Advances to Stolt Offshore S.A.", which amounted to approximately $133.4 million as of November 30, 2004. Subsequent to the end of the year, the Company sold its entire investment in Stolt Offshore S.A. Refer to Note 29, "Subsequent Events" for further discussion.

15.    Employee and Officer Loans and Advances

        Employee and officer loans and advances primarily represent secured housing loans that have been provided to key employees in connection with their relocation, along with advances for travel and other costs.

        Included in "Other current assets" are loans and advances to employees and officers of the Company of $0.5 million and $2.4 million as of November 30, 2004 and 2003, respectively. In addition, included in

"Other assets" are loans and advances to employees and officers of the Company of $5.0 million and $6.7 million as of November 30, 2004 and 2003, respectively.

16.    Short-Term Bank Loans And Lines Of Credit

        Short-term bank loans, which amounted to $292.5 million (of which $291.2 million was obtained through various credit lines), and $479.4 million at November 30, 2004 and 2003, respectively, consist principally of drawdowns under bid facilities, lines of credit and bank overdraft facilities. Amounts borrowed pursuant to these facilities bear interest at rates ranging from 1.74% to 6.63% for 2004, and from 1.05% to 11.4% for 2003. The weighted average interest rate was 3.7%, 2.4% and 2.5% for the years ended November 30, 2004, 2003 and 2002, respectively.

        As of November 30, 2004, the Company had various credit lines, including committed lines, ranging through 2009 totaling $419.5 million, of which $128.3 million was available for future use. Of the $419.5 million in total credit lines, $45.5 million expire within one year, $372.1 million are committed beyond one year and $1.9 million are subject to renewal periodically. Commitment fees for unused lines of credit were $0.3 million, $1.6 million and $1.9 million for the years ended November 30, 2004, 2003 and 2002, respectively.

        Of the $128.3 million of credit lines available at November 30, 2004, $16.4 million expire within one year, $110.0 million are committed beyond one year and $1.9 million are subject to renewal periodically.

        Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability of the Company to draw funds from time to time. Refer to Note 17, "Long-Term Debt and Capital Lease Obligations" for further discussion of financial covenants and collateral.

17.    Long-Term Debt And Capital Lease Obligations

        Long-term debt and capital lease obligations, as of November 30, 2004 and 2003, consisted of the following:

	2004	2003
	(in thousands)
Senior Notes
On 11/30/04, interest rates ranged from 8.46% to 10.48%, maturities vary through 2013	$313,600	$410,200
Revolving credit agreements of SOSA	—	385,000
Preferred ship fixed rate mortgages
On 11/30/04, fixed interest rates ranged from 4.5% to 8.6%, maturities vary through 2013	287,279	281,454
Preferred ship variable rate mortgages
On 11/30/04, interest rates ranged from 0.43% to 7.5%, maturities vary through 2013	55,780	55,322
Senior Secured Credit Facility On 11/30/04, interest rate was 3.8%, maturing in 2013	150,000	—
Marine Terminal Revenue Bond
Repaid in August 2004	—	9,600
Bank, notes payable and capital leases
On 11/30/04, interest rates range from 2.94% to 11.0%, maturities vary through 2026	13,697	78,673

	820,356	1,220,249
Less—current maturities	(165,798)	(242,582)

	$654,558	$977,667

        On November 30, 2003, the Company's Senior Notes carried fixed interest rates ranging from 7.96% to 9.48%, revolving credit agreements of SOSA had a weighted average interest rate of 4.45%, preferred ship fixed rate mortgages had interest rates ranging from 4.5% to 8.6%, preferred ship variable rate mortgages had interest rates ranging from 2.1% to 4.5%, the Marine Terminal Revenue Bond had an interest rate of 1.08%, and the bank and other notes payable had interest rates ranging from 2.8% to 8.25%.

        Long-term debt is denominated primarily in U.S. dollars, with $123.7 million and $37.6 million denominated in other currencies as of November 30, 2004 and 2003, respectively. The Company has hedged a significant portion of the foreign currency denominated debt exposure with interest rate swaps and foreign exchange contracts.

        Annual principal repayments of long-term debt and capital lease obligations, for the five years subsequent to November 30, 2004 and thereafter, are as follows:

(in thousands)
2005	$165,798
2006	195,930
2007	130,676
2008	101,048
2009	113,906
Thereafter	112,998

$820,356

        Agreements executed in connection with certain debt obligations require that the Company maintains defined financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to net worth and maximum consolidated debt to EBITDA, and also impose certain restrictions relating, among other things, to payment of cash dividends (see Note 26, "Restrictions on Payment of Dividends" for further discussion), and purchases and redemptions of capital. Most of the Company's debt agreements provide for a cross default in the event of a default in another agreement. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them. Certain of the debt are secured by mortgages on vessels, tank containers, terminals, and seafood facilities with a net carrying value of $1,227.5 million as of November 30, 2004.

        The terms of certain of the Company's and its subsidiaries' long-term debt agreements, including the Company's Senior Notes, restrict and/or prohibit intercompany transfer of funds, notably when the Company's or its subsidiaries' liquidity or financial position is below certain threshold levels set forth in the agreements. The terms of the Senior Notes, however, do not prohibit the Company's consolidated subsidiaries from paying dividends to SNSA.

        As of November 30, 2004 and 2003, the Company was in compliance with the financial covenants under its various creditor agreements. Such compliance in 2003 was a result of certain waiver agreements which were in effect until December 15, 2003. On December 29, 2003, new waiver agreements became effective extending the waiver period until May 21, 2004, except as discussed below.

        On February 20, 2004, the waiver agreement with respect to the Company's Senior Notes was terminated. Representatives of the Senior Note holders informed the Company that the Senior Note holders believed that upon termination of the waiver agreement and the deconsolidation of SOSA, SNTG Ltd. (Liberia) was in breach of each of its: (i) leverage covenant; (ii) limitations on dividends and stock purchases; (iii) limitations on consolidations and mergers and sales of assets; and (iv) guarantees under the Senior Note agreements. The representatives did not provide specific details in support of such allegations. The Company informed the representatives of the Senior Note holders that it disagreed with these assertions. On June 16, 2004, the Company resolved the dispute with its Senior Note holders regarding the asserted defaults under the Senior Notes and entered into an agreement to amend the Senior Notes (the "Amendment Agreement"). Pursuant to the Amendment Agreement, a permanent waiver was granted by the Senior Note holders in respect of the defaults they asserted.

        The Amendment Agreement also provided the Company with a $50 million restricted payment basket for investments in joint ventures and other new joint ventures (other than investments in SOSA). Of this basket, $25 million would be available on the modification of the Senior Notes as contemplated in the Amendment Agreement and the remaining $25 million would become available when the Company makes all scheduled amortization payments due on the Senior Notes in 2005.

        In return for the waiver granted by the Senior Note holders and the increase in the permitted investment basket, the Company agreed to pay an aggregate consent fee of approximately $1.3 million and additional annual fees equal to, at the time of determination, 1% of the outstanding principal amount of the Senior Notes, which amounted to $313.6 million as of November 30, 2004. In addition, the Company has granted the Senior Noteholders a security interest in its SOSA and SSF shares and certain inter company balances owed to the Company by SSF.

        Pursuant to the Amendment Agreement, the 1% fee will be reduced by 50% after the 2005 amortization payments are made if the Senior Note holders do not agree at that time to release all of the collateral under the Senior Notes, at the Senior Note holders' option. Upon the reduction of the principal amount of the Senior Notes to $200 million or less, the collateral shall be released to the extent that the value of the collateral exceeds 125% of the aggregate principal amount of the Senior Notes, it being understood that if at any time after such release the value of the collateral drops below 110% of the aggregate principal amount of the Senior Notes, the Company must either (i) provide additional collateral or (ii) offer to repay an amount of Senior Notes at par, in each case, in order that the value of the collateral will be at least 125% of the aggregate principal amount of the Senior Notes. All collateral shall be released and the 1% or 0.50% fee, as the case may be, terminated if the Company receives an investment grade rating on the Senior Notes. See Note 29, "Subsequent Events" for further discussion.

        The Company's loan agreements provide for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities. Based on such limitation, the Company was unable to pay any dividends, repurchase shares or make investments in or advances to joint ventures or other entities as of November 30, 2004.

        SNSA extended to SOSA a committed line of credit in the amount of $50 million pursuant to a facility agreement, dated as of June 30, 2003 and restated as of August 21, 2003 for working capital and other corporate purposes. This line remained available to SOSA until November 28, 2004. Pending the formal agreement of this facility SOSA made a drawdown of $50 million in February 2003 which was repaid in March 2003, and a drawdown of $15.0 million in June 2003, which was repaid in the third quarter of 2003. SOSA did not utilize this line of credit in 2004, prior to its date of expiration.

18.    Operating Leases

        As of November 30, 2004, the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

        In the third quarter of 2003, SNTG sold three chemical parcel tankers, with a net book value of $51.1 million, for $50.0 million in cash proceeds. Such tankers were leased back, and the resulting loss of $1.1 million on the sale/leaseback transaction was recorded in the operating results for 2003 and is included in "Gain (loss) on disposal of assets, net". As of November 30, 2004, the Company was obligated to make minimum lease payments under the charter hire agreements for the three tankers of approximately $35.2 million, expiring in 2008.

        In the second quarter of 2002, SNTG sold tank containers for $29.8 million, which approximated their carrying value, and such tank containers were subsequently leased back. The 2002 operating leases with regard to 2,185 tank containers are expected to be terminated by the Company and the tanks repurchased in March 2005 for $25.5 million. The original termination date of these leases was March 2007. The amounts included in the lease commitment table below reflect the expected payments as of November 30, 2004, in accordance with the original payment schedule and do not reflect the anticipated prepayment in 2005.

        SNTG also sold 12 chemical parcel tankers in 2002, with a net book value of $56.4 million, for $97.7 million in cash less $2.1 million of transaction costs. Such tankers were leased back, and the resulting deferred gain of $39.2 million on the sale/leaseback transaction was being amortized over the maximum lease term of 4.5 years. The amortization of the deferred gain, amounting to $8.7 million and $5.9 million for the years ended November 30, 2003 and 2002, respectively, is included in "Operating Expenses," in the accompanying consolidated statements of operations. In accordance with the Company's adoption of FIN 46(R), such tankers were consolidated into the Company's financial statements effective December 1, 2003. Refer to Note 19, "Variable Interest Entities" for further discussion.

        In previous years, SNTG entered into agreements with various Japanese shipowners for the time-charter (operating lease) of nine parcel tankers with anticipated deliveries in 2003 through 2008. As of November 30, 2004, four time-charters commenced with two additional time-charters commencing in 2005. The remaining time-charters are to commence in each of the years 2006 to 2008. These new-buildings are expected to replace tankers in the SNTG fleet that the Company plans to scrap over the next several years. In connection with these agreements, which are for an initial minimum period of approximately five years and up to eight years, and include extension and purchase options at predetermined prices that the Company believes approximate fair market value, the Company has time charter commitments, that have been included in the below table, for these operating leases of approximately $220 million for 2005 through 2016.

        Minimum annual lease commitments, including the SSF tuna quota rights commitment as discussed in Note 7, "Gain (Loss) on Disposal of Assets, net," and reduced for sub-lease income under agreements which expire at various dates through 2015, are as follows:

(in thousands)
2005	$117,381
2006	104,334
2007	81,097
2008	61,921
2009	41,854
Thereafter	31,118

437,705
Less—sub-lease income	(504)

$437,201

        Rental and charter hire expenses under operating lease agreements for the years ended November 30, 2004, 2003, and 2002 were $138.4 million, $118.2 million, and $129.1 million, respectively, net of sub-lease income of $1.4 million, $4.0 million, and $2.4 million, respectively.

19.    Variable Interest Entities

        In addition to the Company's on-balance sheet borrowings and available credit facilities, and as part of the overall financing and liquidity strategy, the Company sold 12 parcel tankers to a variable interest entity created on March 8, 2002, that had 3% of contributed outside equity, which was established for the sole purpose of owning the ships. The ships are mortgaged by the variable interest entity as collateral for the related financing arrangement. The holders of the financing arrangement retain the risk and reward, in accordance with their respective ownership percentage.

        The ships were leased by the variable interest entity, 12 Ships, Inc. ("12 Ships") to Stolt Tankers Leasing BV, a subsidiary of the Company, for a maximum term of four and a half years. As of November 30, 2003, the remaining payments under the lease agreement were $64.3 million. Under the requirements of FIN 46 (R), which the Company implemented effective December 1, 2003, the Company consolidated the entity in the Company's financial statements in 2004.

        Under the previous accounting treatment for this entity, the Company would have recorded charter hire expense of approximately $13 million in 2004. As a result of consolidating 12 Ships in the Company's financial statements in the beginning of the first quarter of 2004, the Company recorded depreciation expense, drydocking expense, interest expense and minority interest of approximately $8 million in 2004, which is approximately $5 million lower expense than the Company would have recorded in 2004 under the previous accounting treatment. The Company also recorded a $1.8 million loss included in the accompanying consolidated statement of operations as "Cumulative effect of a change in accounting principle" at December 1, 2003 upon the consolidation of 12 Ships.

        The financial statement impact of consolidating 12 Ships at December 1, 2003 was to increase property, plant and equipment and drydocking assets by $37.9 million, debt and interest accrual by $70.2 million, minority interest by $1.5 million, to eliminate the deferred gain, deferred financing costs and payable to 12 Ships previously recorded by the Company of $32.0 million and recognition of cumulative effect of a change in accounting principle of $1.8 million.

        In June 2004, a subsidiary of the Company purchased the minority interest's equity in 12 Ships for $2 million. The excess of the purchase price over the minority interest's share of 12 Ships (which was insignificant), amounting to $2 million has been recorded as an increase in the fixed assets of 12 Ships.

20.    Commitments and Contingencies

        As of November 30, 2004, the Company had total capital expenditure purchase commitments outstanding of approximately $54.7 million, mainly for 2005.

        Additionally, the Company has directly and indirectly guaranteed approximately $0.3 million of obligations of unconsolidated related and third parties.

        SNSA agreed to indemnify and hold harmless SOSA, its subsidiaries, affiliates, directors and officers, agents and employees, and the directors and officers of its subsidiaries and affiliates (each an "Indemnified Person"), from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses reasonably incurred in connection with any suit, action, investigation or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, of whatever nature and in whatever jurisdiction and which refer or relate in any manner to or arise from, directly or indirectly, the sale by SNSA of its direct and/or indirect holding of 79,414,260 Common Shares of SOSA on January 13, 2005; provided that, SNSA shall not be required to indemnify an Indemnified Person where such loss, claim, damage or liability arises out of, or is based upon, (i) an untrue statement or alleged untrue statement by a director or officer of SOSA of a material fact, (ii) an omission or alleged omission by a director or officer of SOSA to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading or (iii) the violation by a director or officer of SOSA of any laws, including U.S. federal or state securities laws and the laws of any other jurisdiction in which the above-mentioned Common Shares were offered for sale, in each case in connection with the offering of the above-mentioned Common Shares. This indemnity agreement terminates as of February 1, 2006.

        The Company's operations involve the use, storage and disposal of chemicals and other hazardous materials and wastes. The Company is subject to applicable federal, state, local and foreign health, safety and environmental laws relating to the protection of the environment, including those governing discharges of pollutants to air and water, the generation, management and disposal of hazardous materials and wastes and the cleanup of contaminated sites. In addition, some environmental laws, such as the U.S. Superfund law, similar state statutes and common laws, can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities.

        In November 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, NJ and Chicago, IL. Under the terms of the sale agreement the Company has retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2004, the Company has not been notified of any such contingencies having been incurred and neither does it anticipate any such contingencies being incurred in the future. The Chicago, IL terminal property has been leased under a long term agreement with the Illinois International Port District. In addition, as part of the Chicago, IL sale, the Company assigned its rights to the terminal property to a third party. The Company is contingently liable if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026.

21.    Legal Proceedings

        In 2004, SNSA was involved in significant legal proceedings, primarily related to certain antitrust investigations described below. SNSA incurred costs of approximately $20.1 million in 2004 and $15.5 million in 2003, which are included in Administrative and general expenses in the consolidated statements of operations, to address these issues and SNSA expects that it will continue to incur significant costs until these matters are resolved. SNSA also suffered significant distraction of management time and attention related to these legal proceedings. These matters are at early stages and it is, therefore, not possible for the Company to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be. It is possible that the Company could suffer criminal prosecution, substantial fines or penalties or civil penalties, including significant monetary damages as a result of these matters. Due to this uncertainty, as of November 30, 2004, SNSA had not established any reserves for potential unfavorable outcomes related to these proceedings.

SNSA and SNTG

Investigations by U.S. Department of Justice and European Commission

        In 2002 SNSA became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in the Company's parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, SNSA determined to voluntarily report certain conduct to the Antitrust Division (the "Antitrust Division") of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC").

        As a result of its voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, SNTG entered into an Amnesty Agreement dated January 15, 2003 (the "Amnesty Agreement") with the Antitrust Division, which provided that the Division agreed "not to bring any criminal prosecution" against the Company for any act or offense it may have committed prior to January 15, 2003, subject to the terms and conditions of the Amnesty Agreement.

        On February 25, 2003, SNTG announced that it had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry. Pursuant to such program and provided the program's stated terms and conditions were met, including continued cooperation, SNTG and its directors and employees were promised amnesty from criminal antitrust prosecution and fines in the United States for anticompetitive conduct in the parcel tanker business.

        At the same time, the Company also announced that the EC had admitted the Company into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC program affords the Company immunity from EC fines with respect to anticompetitive behavior, subject to the Company fulfilling the conditions of the program, including continued cooperation. It is possible that in the future national authorities in Europe, or elsewhere, will assert jurisdiction over the alleged industries.

        In August 2004, the EC informed SNTG that it had closed its investigation into possible collusive behavior in the intra-Europe inland barge industry. The EC investigation into the parcel tanker industry has continued.

        Subsequently, the Antitrust Division's Philadelphia field office staff informed the Company that it was suspending the Company's obligation to cooperate because the Antitrust Division was considering whether or not to remove the Company from the DOJ's Corporate Leniency Program. The stated basis for this reconsideration was that the Antitrust Division had received evidence that the Company had not met the condition that it "took prompt and effective action to terminate its part in the anticompetitive activity being reported upon discovery of the activity."

        In February 2004, the Company filed a civil action in the United States District Court for the Eastern District of Pennsylvania (the "District Court") against the DOJ to enforce the Amnesty Agreement and to seek specific performance and/or a permanent injunction to enforce the Agreement's bar on criminal prosecution for certain activity having occurred prior to January 15, 2003. On March 2, 2004, the DOJ notified SNTG that it was unilaterally voiding the Amnesty Agreement and revoking the Company's Amnesty. On January 14, 2005, the District Court entered a judgment in favor of the Company and permanently enjoined the DOJ from indicting or prosecuting SNSA or SNTG for any violation of the Sherman Antitrust Act prior to January 15, 2003, in the parcel tanker industry involving transportation to and from the United States. Through this order, the District Court enforced the Amnesty Agreement. On February 14, 2005 the DOJ filed a notice of appeal from the January 14, 2005 order. That appeal is pending before the United States Court of Appeals for the Third Circuit. If the District Court's ruling is not upheld, it is possible that SNTG or its directors or employees could be subject to criminal prosecution and, if found guilty, to substantial fines and penalties.

        SNTG currently remains in the EC's Immunity Program with respect to the parcel tanker industry. The continuing immunity and amnesty of the Company and the directors and employees depends on the EC's satisfaction that going forward the Company and its directors and employees are meeting any obligations they may have to cooperate and otherwise comply with the conditions of the immunity and amnesty programs. It is possible that the EC could assert that the Company or such directors or employees have not complied or are not fully complying with the terms and conditions of the European amnesty. If this were to happen, the Company or such directors or employees could be partly or fully removed from the immunity or amnesty programs, subject to criminal prosecution and, if found guilty, substantial fines and penalties.

        Because of the ongoing litigation with respect to the Company's amnesty agreement, including the Company's success at the District Court level, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent difficulty of predicting the outcome of antitrust investigations, the Company has made no provisions for any fines related to the DOJ or EC investigations in the accompanying consolidated financial statements.

Investigations by Korea Fair Trade Commission and Canada Competition Bureau

        In February 2004, the Korea Fair Trade Commission ("KFTC") and the Canadian Competition Bureau ("CCB"), notified the Company that they had launched antitrust investigations of the parcel tanker shipping industry and SNTG. The Company informed the KFTC and CCB that it is committed to cooperating fully with the investigations. The Company does not have amnesty in either of these investigations but has continued to cooperate with both authorities.

        Because of the continuing nature of these investigations and proceedings, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines related to the Korean or Canadian antitrust investigations in the accompanying consolidated financial statements. SNTG and its counsel have participated in two hearings before the Korean Fair Trade Commission, and the Company expects that the KFTC will make a determination about whether or not to assess any fine within 2005. At the close of the hearings, the KFTC staff recommended a monetary sanction of Korean Won 470,000,000 (approximately US$470,000 based on prevailing exchange rates) for the Commission to deliberate about.

Investigation into the Stolt-Nielsen Tank Container Business

        On June 28, 2004, the Company received a grand jury subpoena from the DOJ Antitrust Division calling for the production of documents relating to the Company's tank container business—organized as a separate line of business from the Company's parcel tanker business. The Company has informed the DOJ that it is committed to cooperating in this matter. Because of the early stage of this investigation, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines related to the DOJ investigation in the accompanying consolidated financial statements.

        The foregoing are the government antitrust investigations for which the Company has received formal notification. Because of the trend towards global coordination of competition agencies and the inherent confidentiality of the investigations they conduct, it is possible that there may be additional investigations of the parcel tanker industry by other national authorities for which the Company has not received formal notification or which may be opened in the future. It is also possible that the consequences of such proceedings, if brought, could have a material adverse effect on the Company's financial condition, cash flows or results of operations.

Antitrust Civil Class Action Litigations

        To date, the Company is aware of twelve purported private antitrust class actions filed against SNSA and SNTG for alleged violations of antitrust laws, four of which have been dismissed. Generally speaking, the actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations. The suits typically seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of SNTG's competitors, including Odfjell, Jo Tankers and Tokyo Marine.

        In nine of these actions, customers claim they paid higher prices under the contracts they had with the defendants as a result of defendants' alleged collusive conduct. The remaining three actions are allegedly brought on behalf of indirect purchasers who claim that such alleged collusion resulted in higher prices being passed on to them. Three of these nine actions have been dismissed and another action was settled with no material adverse financial impact. All but two of the actions were filed in federal courts.

        On the motion of the Company, all of the federal civil antitrust cases have been consolidated into a single multidistrict litigation ("MDL") proceeding in the U.S. District Court for the District of Connecticut captioned "In re Parcel Tanker Shipping Services Antitrust Litigation." Other than case management conferences, no proceedings have gone forward in the MDL action as yet due to the stay related to the JLM appeal described below.

        Prior to consolidation in the MDL proceeding, the Company moved to compel arbitration in the purported class actions brought by JLM Industries, Inc. and Nizhnekamskneftekhim USA, Inc. ("Nizh") in accordance with the arbitration provisions in their respective contracts with SNTG. The U.S. District Court for the Southern District of Texas in the Nizh action ordered arbitration while the U.S. District Court for the District of Connecticut in the JLM action denied the motion to compel arbitration. Following consolidation, all proceedings in the MDL court were stayed pending appeal of the district court's decision in JLM. In October 2004, the Second Circuit issued a ruling in the JLM action requiring JLM to arbitrate all of its federal antitrust claims and related state law claims against SNTG. The Second Circuit's broad ruling appears to require all similarly situated plaintiffs to proceed in arbitration rather than in federal court. JLM filed a request for en banc consideration with the Second Circuit and the MDL actions remained stayed. On February 2, 2005, the Second Circuit denied JLM's motion for rehearing en banc. The MDL district court has not yet lifted the stay.

        During the pendency of the stay, the Company has entered negotiations with the purported class plaintiffs regarding the procedures for arbitration of their claims. The law regarding the ability of plaintiffs to bring arbitration as class action arbitration is unsettled.

        No discovery has commenced in any of these civil antitrust proceedings against the Company. In light of the early stages of these proceedings, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, and the inherent uncertainty of litigation and arbitration, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and has made no provision for any of these claims in the accompanying consolidated financial statements.

Antitrust Civil Actions By Direct Opt-Out Plaintiffs

        To date the Company is aware of four actions brought by individual plaintiffs who have elected to opt out of the purported class actions. The principal Plaintiffs in these actions are The Dow Chemical Co., Union Carbide Corp. (now a Dow subsidiary), Huntsman Petrochemical Corp., and Sasol Ltd.

        These four actions make similar allegations as the purported antitrust class actions and generally seek the same type of damages under the Sherman Antitrust Act as sought by the purported class actions. Generally, the direct opt-out plaintiffs have asserted claims in their own names that would have been otherwise included within the purported scope of the damages sought by the purported class actions.

        These four private opt-out actions have been consolidated into the MDL proceedings pending in the U.S. District Court for the District of Connecticut. Like the other actions before the MDL court, these actions were stayed. During the pendency of the stay, the Company has entered negotiations with the direct opt-out plaintiffs regarding the procedures for arbitration of their claims. Additional customers, who have not yet filed a suit or served an arbitration demand, have also come forward seeking to be included in arbitration and the negotiations of the procedures.

        As with the purported class actions, no discovery has commenced. In light of the early stage of these proceedings, the fact-intensive nature of the claims involved, the unsettled nature of the law involved, and the inherent uncertainty of litigation and arbitration, the Company is not able to determine whether or not a negative outcome in any of these actions is probable or a reasonable range for any such outcome, and has made no provision for any of these claims in the accompanying consolidated financial statements.

Antitrust Civil Action by Competitor

        On June 23, 2004, the bankruptcy trustee for O.N.E. Shipping, Inc., a former competitor of SNTG, filed antitrust claims against the Company in the Federal District Court for the Eastern District of Louisiana. The claim generally tracks the factual allegations in the purported class actions and direct opt-out actions described above, except that the complaint alleges that the Company conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving O.N.E. out of business.

        This action seeks treble damages related to alleged suppression and elimination of competition. It has been consolidated in the MDL proceeding with the purported class and direct opt-out plaintiff actions and has been subject to the stay in that proceeding. As with the purported class actions, no discovery has commenced in this litigation.

        In light of the early stage of these proceedings and the inherent uncertainty of litigation and arbitration, the Company is not able to determine whether or not a negative outcome in this action is probable or a reasonable range for any such outcome, and has made no provision for any of these claims in the accompanying consolidated financial statements.

Securities Litigation

        In March 2003 an individual claiming to have purchased SNSA American depositary receipts, Joel Menkes, filed a purported civil securities class action in the U.S. District Court for the District of Connecticut against the Company and certain officers. Plaintiffs' counsel have since replaced Mr. Menkes with Irene and Gustav Rucker, who also claim to have purchased SNSA American depositary receipts. The current complaint appears to be based significantly on media reports about the O'Brien action and the DOJ and EC investigations described above. Pursuant to the Private Securities Litigation Reform Act ("PSLRA") the Court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed.

        On September 8, 2003, the Plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants. The consolidated complaint is brought on behalf of "all purchasers of Stolt's American Depositary Receipts ("ADR's") from May 31, 2000 through February 20, 2003... and all United States ("U.S.")-located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants' violations of the Securities Exchange Act of 1934."

        The complaint claims that SNSA "concealed that a material portion of [SNSA's] and SNTG's revenues and earnings from 2001 through February 2003 came from an illegal pact between SNTG and Odfjell ASA... to rig bids for international shipping contracts... " The consolidated complaint further alleges that the Company failed to disclose "the Companies' long history of trading with rogue states like Cuba, Iran, and Sudan." The consolidated complaint asserts that the Company's failure to disclose such alleged behavior, coupled with allegedly "false and misleading" statements, caused plaintiff to pay inflated prices for the Company's securities by making it appear that the Company was "immune to an economic downturn that was afflicting the rest of the shipping industry" and "misleading them to believe that the Companies' earnings came from legitimate transactions."

        On October 27, 2003, the Company filed a motion to dismiss the consolidated complaint in its entirety. Briefing of the motion was completed in January 2004. There has been no discovery.

        The Company intends to vigorously defend itself against this lawsuit and, the Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and in accordance with SFAS No. 5—"Accounting for Contingencies," the Company has not made any provisions for any liability related to the action in the accompanying consolidated financial statements.

Employment Litigation

        In an action filed in the Superior Court in Connecticut, SNTG and its former chairman have been sued by a former employee, Paul E. O'Brien, who resigned in early 2002.

        The plaintiff in the O'Brien action, a former in-house counsel, seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing "illegal antitrust activities that violated United States and international law against price fixing and other illegal collusive conduct." The O'Brien action also seeks an order allowing the plaintiff to disclose client confidences and secrets regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

        SNTG filed motions for summary judgment on the entire complaint based, among other things, on the grounds that 1) a New York lawyer cannot maintain an action against his client where it will necessarily require disclosure of privileged information or client confidences; and 2) O'Brien failed pursuant to New York (and Connecticut) law to go "up the corporate ladder" in March 2002. By agreement of the parties, in September 2004 the Superior Court heard arguments on only the first ground for summary judgment. In October 2004 the Superior Court denied that branch of the summary judgment motion. The Company immediately took an interlocutory appeal, and its petition for review by the state Supreme Court was denied earlier this month. Although there was limited discovery prior to the Company's appeal, full merits discovery has yet to commence in earnest. The Company intends to continue to vigorously defend itself against this lawsuit and, the Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and in accordance with SFAS No. 5, the Company has not made any provision for any liability related to the action in the accompanying consolidated financial statements.

Customer Relations Issues

        The Company has actively engaged in discussion with a number of customers regarding the subject matter of the DOJ and EC antitrust investigations. A number of companies have indicated their support for the Company, and some have expressed concerns. The Company has participated in business discussions and formal mediation with some customers in order to address any business concerns and avoid litigation. The Company has reached commercial agreements with several customers pursuant to which the customers have relinquished any claims arising out of the matters that are the subject of the antitrust investigations typically in connection with contracts for transportation to be performed in the future. Although the impact of these agreements is difficult to assess until they are fully performed over time, and given the inherent uncertainty of the volume of future shipping business, the Company expects at present that they will not have a material negative impact on SNTG's earnings or cash flows.

Investigations by the U.S. Department of the Treasury's Office of Foreign Assets Control and by the U.S. Attorney's Office for the District of Connecticut

        In or about August 2001, the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") opened an investigation of certain payments by SNTG of incidental port expenses to entities in Iran as possible violations of the International Emergency Economic Powers Act ("IEEPA") and the Iranian Transactions Regulations. In connection with this investigation, on April 3, 2002 OFAC issued a Cease and Desist Order to SNTG covering payments by SNTG of incidental port expenses involving unlicensed shipments to, from or involving Iran. This matter is currently pending before OFAC's Civil Penalties Division. OFAC has not made any final determination of whether a violation has occurred as a result of SNTG's payments of incidental port expenses to entities in Iran. SNTG has cooperated fully with OFAC, and has implemented policies and procedures to comply with U.S. sanctions regulations.

        The Company understands that, based on a referral from OFAC, a criminal investigation was opened under the auspices of the U.S. Attorney's Office in Connecticut in or about May 2003 regarding whether the Company's "trade with embargoed countries violated U.S. laws." The Company cooperated fully with that investigation. The U.S. Attorney's office has informed the Company that it has declined to pursue this matter.

        In early 2005 OFAC informed the Company that it had transferred the Iran matter internally from OFAC's Enforcement Division to its Civil Penalties Division. The Company is unable to determine whether or not an unfavorable outcome is probable and has made no provisions for any fines or other penalties related to this matter in the accompanying consolidated financial statements.

SSF

        Several companies in the Stolt Sea Farm group and almost 45 companies in the aquaculture industry, as well as processing companies, seafood distributors and grocery retailers, were served with a Notice of Violation, by the Attorney General, State of California, on January 30, 2004. The alleged violation is for sale of salmon without warning labels regarding polychlorinated biphenyl ("PCB") content. This is a so-called "Proposition 65" proceeding under Californian Law.

        The outcome of this action is uncertain, and this could end with decree by the court that salmon as merchandise has to carry certain labels indicating the PCB content. It is also possible that the companies subject to this proceeding become liable for a monetary fine.

General

        The ultimate outcome of governmental and third party legal proceedings, as described above, are inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse affect on the Company's consolidated financial statements.

        The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of the matters covered by such legal proceedings, except as disclosed herein, will have a material adverse effect on the Company's business, results of operations, or financial condition other than as disclosed specifically herein.

        The Company's operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedures.

22.    Minority Interest

        The minority interest in the consolidated balance sheets and consolidated statements of operations of the Company primarily reflects the minority interest in SOSA until February 2004, as discussed further in Note 2, "Significant Accounting Policies—Principles of Consolidation". The Company's economic ownership in SOSA increased from 53% as of December 1, 2001 to 63.5% in the year ended November 30, 2002, and remained at 63.5% in the year ended November 30, 2003. Minority interest in SOSA was $39.1 million, of the total amount included in the consolidated balance sheet of $52.4 million as of November 30, 2003. The remaining amounts of minority interest as of November 30, 2003 primarily represents the SOSA portion of minority partners' interest of 33.3% in Alto Mar Girassol and 37% in Paragon Engineering Holdings Inc.

23.    Pension And Benefit Plans

        Certain of the U.S. and non-U.S. subsidiaries of the Company have non-contributory pension plans covering substantially all of their shore-based employees. The most significant plans are defined benefit plans. Benefits are based on each participant's length of service and compensation.

        SNTG provides pension benefits to ship officers employed by SNTG. Group single premium retirement contracts were purchased whereby all accrued pension liability through June 30, 1986 was fully funded. It is SNTG's intention to fund its liability under this plan and it is considering various investment alternatives to do this.

        The Company uses a September 30 measurement date for certain of its plans.

        Net periodic benefit costs for the Company's defined benefit retirement plans (including a retirement arrangement for one of the Company's directors) and other post-retirement benefit plans for the years ended November 30, 2004, 2003, and 2002, consist of the following:

	Pension Benefits			Other Post-retirement Benefits
For the years ended November 30,
	2004	2003	2002	2004	2003	2002
	(in thousands)
Components of Net Periodic Benefit Cost:
Service cost	$5,686	$6,988	$4,957	$432	$381	$223
Interest cost	8,510	9,092	8,675	859	833	626
Expected return on plan assets	(6,946)	(6,814)	(7,186)	—	—	—
Amortization of unrecognized net transition liability	291	223	563	122	122	127
Amortization of prior service cost	154	(19)	(209)	10	10	10
Recognized net actuarial loss	2,353	1,655	132	209	154	—
Gain recognized due to curtailment	—	—	10	—	—	—

Net periodic benefit cost	$10,048	$11,125	$6,942	$1,632	$1,500	$986

        U.S. based employees retiring from SNTG after attaining age 55 with at least ten years of service with SNTG are eligible to receive post-retirement health care coverage for themselves and their eligible dependents. These benefits are subject to deductibles, co-payment provisions, and other limitations. SNTG reserves the right to change or terminate the benefits at any time.

        The following tables set forth the change in benefit obligations for the Company's defined benefit retirement plans and other post-retirement plans and the change in plan assets for the defined benefit retirement plans. There are no plan assets associated with the other post-retirement plans.

			Other Post-retirement Benefits
	Pension Benefits
For the years ended November 30,
	2004	2003	2004	2003
	(in thousands)
Change in Benefit Obligation:
Benefit obligations at beginning of year	$169,772	$137,305	$14,902	$11,254
Service cost	5,686	6,988	432	381
Interest cost	8,510	9,092	859	833
Benefits paid	(5,124)	(4,534)	(571)	(391)
Plan participant contributions	374	379	—	—
Impact of the deconsolidation of SOSA	(36,396)	—	—	—
Foreign exchange rate changes	2,340	5,366	—	—
Plan amendments	—	845	—	—
Curtailments and settlements	—	771	—	—
Actuarial losses	6,206	13,560	317	2,825

Benefits obligation at end of year	$151,368	$169,772	$15,939	$14,902

	Pension Benefits
For the years ended November 30,
	2004	2003
	(in thousands)
Change in Plan Assets:
Fair value of plan assets at beginning of year	$112,345	$85,331
Actual return on plan assets	9,523	9,931
Company contributions	6,796	22,059
Plan participant contributions	392	514
Foreign exchange rate changes	938	(1,113)
Benefits paid	(4,810)	(4,377)
Impact of the deconsolidation of SOSA	(26,159)	—

Fair value of plan assets at end of year	$99,025	$112,345

        Amounts recognized in the Company's consolidated balance sheets consist of the following:

			Other Post-retirement Benefits
	Pension Benefits
As of November 30,
	2004	2003	2004	2003
	(in thousands)
Funded status of the plan	$(52,343)	$(57,427)	$(15,939)	$(14,902)
Unrecognized net actuarial loss	33,102	44,897	4,798	4,731
Unrecognized prior service cost	2,046	1,871	—	9
Unrecognized net transition liability	244	(21)	975	1,098
Measurement date to year-end	76	681	82	40

Net amount recognized	$(16,875)	$(9,999)	$(10,084)	$(9,024)

Prepaid benefit cost	$17,786	$22,246	$—	$—
Accrued benefit liability	(42,320)	(44,822)	(10,084)	(9,024)
Intangible asset	1,455	1,494	—	—
Accumulated other comprehensive loss (including SOSA minority interest portion in 2003)	6,204	11,083	—	—

Net amount recognized	$(16,875)	$(9,999)	$(10,084)	$(9,024)

				Other Post-retirement Benefits
	Pension Benefits
As of November 30,
	2004	2003	2002	2004	2003	2002
	(in thousands)
Weighted-Average Assumptions
Discount rate	5.73%	5.94%	6.50%	5.80%	6.00%	6.75%
Expected long-term rate of return on assets	7.74%	7.39%	7.54%	—%	—%	—%
Rate of increase in compensation levels	3.23%	3.69%	3.85%	4.00%	4.00%	4.50%

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets of pension plans with accumulated benefit obligations in excess of plan assets were $173.4 million, $158.2 million, and $116.8 million, respectively, as of November 30, 2004 and $155.6 million, $137.4 million, and $100.4 million, respectively, as of November 30, 2003.

        Health care cost trends assume an 11.5% annual rate of increase in the per capita cost of covered health care benefits for 2004, grading down gradually each year, reaching an ultimate rate of 5.0% in 2013 and remaining at that level thereafter. The effect of a 1% change in these assumed cost trends on the accumulated post-retirement benefit obligation at the end of 2004 would be an approximate $0.5 million increase or an approximate $0.6 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 2004 would be an approximate $0.1 million increase or an approximate $0.1 million decrease.

        The Company also provides defined contribution plans to certain of its qualifying employees. Company contributions charged to expense for these plans were $2.7 million, $6.6 million and $6.7 million in 2004, 2003 and 2002, respectively.

        The Company's pension plans' weighted-average asset allocation at November 30, 2004 and 2003, by category were as follows:

	Plan Assets at November 30
	2004	2003
Equity Securities	59%	58%
Debt Securities	27%	27%
Real Estate	10%	10%
Other	4%	5%

Total	100%	100%

        It is the Company's policy to invest pension plan assets to ensure that there is an adequate level of assets to support benefit obligations to participants and retirees over the life of the plans, maintain liquidity in plan assets sufficient to cover current benefit obligations, earn the maximum investment return consistent with a prudent level of investment and actuarial risk. Investment return is the total compounded annual return, calculated recognizing interest and dividend income, realized and unrealized capital gains and losses, employer contributions, expenses, and benefit payments.

        The Company expects to contribute $14.1 million to its pension plans in 2005.

        The following estimated future benefit payments, which reflect expected future service, are expected to be paid by the Company's pension plans in the following years, as indicated:

(in thousands)
2005	$5,373
2006	6,227
2007	7,381
2008	7,271
2009	9,253
2010-2014	49,414

$84,919

        The weighted-average assumptions for 2005 pension benefits and other post-retirement benefits are as follows:

	Pension Benefits	Other Post-Retirement Benefits
Discount rate	5.84%	6.00%
Expected long-term rate of return on assets	6.39%	—
Rate of increase in compensation levels	3.23%	4.00%

24.    Capital Stock, Founder's Shares And Dividends Declared

        The Company's authorized share capital consists of 120,000,000 Common shares, no par value, and 30,000,000 Founder's shares, no par value. Under the Luxembourg Company law, Founder's shares are not considered as representing capital of the Company.

        In addition to the authorized Common shares and Founder's shares of the Company set forth above, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation. All such Class B shares convert to Common shares immediately upon issuance. Such authorized Class B shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

        Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

        Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) there-after, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common and Founder's shares in the event of a liquidation.

        Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares and Founder's shares in the following order of priority: (i) Common shares ratably to the extent of the stated value thereof (i.e. $1.00 per share); (ii) Common shares and Founder's shares participate equally up to $0.05 per share; and (iii) thereafter, Common shares are entitled to all remaining assets.

        The Common shares are listed in Norway on the Oslo Bors and trade as ADRs in the United States on NASDAQ.

        In January 2004, SNSA sold the 7.7 million Treasury Common shares in a private placement to non-affiliated institutional investors. The aggregate gross proceeds before expenses of $3 million amounted to $104 million, or approximately $13.50 per share, and resulted in a charge to Paid-in Surplus of $33.0 million.

        As of November 30, 2004, 13,737,346 Founder's shares had been issued to Mr. Jacob Stolt-Nielsen. Additional Founder's shares are issuable to holders of outstanding Founder's shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder's shares of 4 to 1. Pursuant to Luxembourg law, Founder's shares are not considered to represent capital of SNSA. Accordingly, no stated values for these shares are included in the accompanying consolidated balance sheets.

        Dividends are recognized in the accompanying consolidated financial statements upon final approval from the Company's shareholders or, in the case of interim dividends, as paid. No interim or final dividends for 2003 were approved for payment by the Board of Directors. See Note 26, "Restrictions on Payment of Dividends" and Note 29, "Subsequent Events" for further discussion regarding a special final dividend for 2004.

        Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by Common Shares, after which no further allocations are required until further issuance of shares.

        The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

25.    Stock Option Plan

        The Company has a 1987 Stock Option Plan (the "1987 Plan") covering 2,660,000 Common shares and a 1997 Stock Option Plan (the "1997 Plan") covering 5,180,000 Common shares. No further grants will be issued under the 1987 Plan. Options granted under the 1987 Plan, and those which have been or may be granted under the 1997 Plan are exercisable for periods of up to ten years. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by the Company's Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

        All Class B shares issued in connection with the exercise of options will immediately convert to Common shares upon issuance in accordance with the Company's share reclassification.

        Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the date of the grant. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

        The following table reflects activity under the Plans for the years ended November 30, 2004, 2003 and 2002:

For the years ended November 30,	Shares	2004 Weighted average exercise price	Shares	2003 Weighted average exercise price	Shares	2002 Weighted average exercise price
Common Share options
Outstanding at beginning of year	2,290,263	$12.72	1,691,838	$15.46	1,128,438	$16.72
Granted	584,100	7.33	698,940	5.90	605,400	13.10
Exercised	(364,475)	12.05	—	—	(6,475)	9.29
Canceled	(89,549)	12.30	(43,540)	$15.46	(35,525)	16.19
Expired	(121,750)	10.50	(56,975)	$8.50	—	—

Outstanding at end of year	2,298,589	$11.59	2,290,263	$12.72	1,691,838	$15.46

Exercisable at end of year	1,035,483	$16.01	1,157,413	$16.67	1,102,488	$16.72

Weighted average fair value of options granted		$2.65		$2.43		$5.76

For the years ended November 30,	Shares	2004 Weighted average exercise price	Shares	2003 Weighted average exercise price	Shares	2002 Weighted average exercise price
Class B options
Outstanding at beginning of year	1,672,655	$14.03	1,731,242	$13.91	1,798,093	$13.89
Exercised	(374,088)	12.94	—	—	(25,163)	11.25
Canceled	(44,600)	14.49	(30,100)	14.08	(41,688)	14.68
Expired	(61,129)	10.50	(28,487)	8.50	—	—

Outstanding at end of year	1,192,838	$14.49	1,672,655	$14.03	1,731,242	$13.91

Exercisable at end of year	1,083,088	$14.46	1,313,680	$13.84	1,039,242	$13.80

        The following table summarizes information about stock options outstanding as of November 30, 2004:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Common Shares options:
$20.13-22.50	308,850	3.06	$20.14	308,850	$20.14
$16.88-19.08	324,150	1.42	18.28	324,150	18.28
$5.90-13.17	1,665,589	7.94	8.70	402,483	11.00

	2,298,589	6.36	$11.59	1,035,483	$16.01

Class B options:
$19.08-22.50	100,825	1.19	$19.20	100,175	$19.19
$14.63-17.73	870,063	5.08	15.07	760,963	15.10
$9.88-13.10	221,950	3.82	10.09	221,950	10.09

	1,192,838	4.52	$14.49	1,083,088	$14.46

26.    Restrictions on Payment of Dividends

        On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA's unconsolidated net profits, if any, to a "legal reserve" within shareholders' equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. SNSA's Capital stock and Founder's shares have no par value. Accordingly, SNSA has assigned a stated value per Common share of $1.00. At November 30, 2004, this legal reserve amounted to $6.3 million based on Common shares issued on that date. Advance dividends can be declared, up to three times in any fiscal year (at the end of the second, third and fourth quarters), by the Board of Directors; however, they can only be paid after the prior year's financial statements have been approved by SNSA's shareholders, and after a determination as to the adequacy of amounts available to pay such dividends has been made by its independent statutory auditors in Luxembourg. Final dividends are approved by the shareholders once per year at the annual general meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval. Luxembourg law also limits the payment of stock dividends to the extent sufficient surplus exists to provide for the related increase in stated capital.

        The Company's loan agreements provide for cumulative limitations on certain payments including dividend payments, share repurchases, and investments and advances to non-consolidated joint ventures and other entities. Based on such limitation, the Company was unable to pay any dividends, repurchase shares or make investments in or advances to joint ventures or other entities as of November 30, 2004.

27.    Financial Instruments

        The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, as of December 1, 2000, and has identified and designated all derivatives within the scope of SFAS No. 133, as amended by SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities".

        This Statement established accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

        All of the Company's derivative activities are over the counter instruments entered into with major financial institutions for hedging the Company's committed exposures or firm commitments with major financial credit institutions. The Company holds foreign exchange forward contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of risk. The Company does not believe that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

        The following foreign exchange contracts, maturing through October 2005, were outstanding as of November 30, 2004:

	Purchase	Sale
	(in local currency, thousands)
Singapore dollars	28,865	2,378
Norwegian kroner	57,148	—
Australian dollars	250	—
Euro	20,800	2,746
Japanese yen	1,008,486	1,593,265
Indian rupee	972	—
British pound sterling	—	143
Mexican peso	474	—
Hong Kong dollars	—	1,248

        The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $64.6 million, and to sell was $21.0 million, as of November 30, 2004.

        The Company utilizes foreign currency derivatives to hedge committed and forecasted cash flow exposures. Substantially all of these contracts have been designated as cash flow hedges. The Company has elected non-hedge accounting treatment for the remaining contracts, which are immaterial. Hedges are evaluated for effectiveness and found to be effective. Forecasted cash flow hedge gains and losses are not recognized in income until maturity of the contract. Gains and losses on hedges of committed commercial transactions are recorded as a foreign exchange gain or loss.

        The Company utilizes foreign currency swap contracts to hedge foreign currency debt into U.S. dollars. The Company also entered into an interest rate swap agreement to reduce some of the risk associated with variable rate debt by swapping to fixed rate debt. In addition, the Company entered into futures contracts to hedge a portion of its future bunker purchases. These derivatives have been designated as cash flow hedges in accordance with SFAS No. 133.

        During the next twelve months, the Company estimates that $2.5 million of the net unrealized cash flow hedges from future commercial operating commitments will mature.

        The following estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgment is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

As of November 30,	2004 Carrying amount	2004 Fair value	2003 Carrying amount	2003 Fair value
	(in millions)
Financial Assets:
Cash and cash equivalents	$71.4	$71.4	$150.0	$150.0
Restricted cash deposits	0.5	0.5	27.5	27.5
Financial Liabilities:
Short-term bank loans	292.5	292.5	479.4	479.4
Long-term debt including current maturities, and related currency and interest rate swaps	820.4	833.3	1,217.5	1,224.7
Financial Instruments:
Foreign exchange forward contracts	2.5	2.5	2.7	2.7
Interest rate swaps	(1.9)	(1.9)	(3.1)	(3.1)
Bunker hedge contracts	0.2	0.2	1.3	1.3

        The carrying amount of cash and cash equivalents, restricted cash deposits and loans payable to banks are a reasonable estimate of their fair value. The estimated value of the Company's long-term debt is based on interest rates as of November 30, 2004 and 2003, using debt instruments of similar risk. The fair values of the Company's foreign exchange and bunker contracts are based on their estimated market values as of November 30, 2004 and 2003. Also, the Company's trade receivables and accounts payable as reported in the consolidated balance sheets approximate their fair value.

28.    Business and Geographic Segment Information

        The Company has three reportable segments from which it derives its revenues: SNTG, SOSA, and SSF. The revenues of OLL and SSL are included in the "Corporate and Other" category, as more fully described below. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The SNTG business provides worldwide logistic solutions for the transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. Additional information is provided below that may contribute to a greater understanding of the SNTG business. SOSA provides engineering, flowline lay, construction, inspection, and maintenance services to the offshore oil and gas industry. SSF produces and markets seafood products. The "Corporate and Other" category includes corporate-related items, the minority interest in SOSA, and the results of OLL, SSL and all other operations not reportable under the other segments.

        The basis of measurement and accounting policies of the reportable segments are the same as those described in Note 2, "Significant Accounting Policies." The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table. Indirect costs and assets have been apportioned within SNTG on the basis of corresponding direct costs and assets. Interest and income taxes are not allocated.

        Summarized financial information concerning each of the Company's reportable segments is as follows:

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2004	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$846	$297	$76	$—	$1,219	$276	$459	$2	$1,956
Depreciation and amortization including drydocking	(79)	(5)	(10)	—	(94)	(18)	(20)	(1)	(133)
Equity in net income of non-consolidated joint ventures	19	—	3	—	22	3	1	—	26
Restructuring charges	—	—	—	(3)	(3)	—	—	—	(3)
Income (loss) from operations	119	18	24	10	171	(11)	(5)	(31)	124
Interest expense	—	—	—	—	(77)	(6)	(3)	—	(86)
Interest income	—	—	—	—	3	1	1	—	5
Income tax (expense) benefit	—	—	—	—	(9)	(2)	(3)	—	(14)
Net income (loss)	—	—	—	—	115	(2)	(19)	(19)	75
Capital expenditures	6	4	24	—	34	2	17	—	53
Investments in and advances to non-consolidated joint ventures	49	1	22	—	72	—	3	—	75
Investments in and advances to Stolt Offshore S.A.	—	—	—	—	—	—	—	133	133
Goodwill	—	1	—	—	1	—	29	(1)	29
Other intangible assets, net	—	—	—	—	—	—	31	2	33
Segment assets	1,307	96	281	98	1,782	—	490	160	2,432

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2003	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$762	$255	$64	$—	$1,081	$1,482	$462	$1	$3,026
Depreciation and amortization including drydocking and write-off of goodwill	(74)	(5)	(10)	—	(89)	(107)	(21)	(6)	(223)
Equity in net (loss) of non-consolidated joint ventures	(3)	—	(7)	—	(10)	—	(1)	—	(11)
Restructuring charges	—	—	—	(2)	(2)	(16)	—	—	(18)
Impairment of tangible fixed assets	—	—	—	—	—	(177)	—	—	(177)
Write-off of goodwill	—	—	—	—	—	—	(2)	—	(2)
Income (loss) from operations	63	19	7	(5)	84	(380)	(64)	(10)	(370)
Interest expense	—	—	—	—	(50)	(28)	(22)	—	(100)
Interest income	—	—	—	—	3	3	1	—	7
Income tax (expense) benefit	—	—	—	—	—	1	(16)	—	(15)
Net income (loss)	—	—	—	—	38	(418)	(78)	142	(316)
Capital expenditures	11	2	24	—	37	22	29	—	88
Investments in and advances to non-consolidated joint ventures	47	2	45	—	94	43	2	—	139
Goodwill	—	1	—	—	1	6	28	8	43
Other intangible assets, net	—	—	—	—	—	—	29	2	31
Segment assets	1,298	102	311	99	1,810	1,243	520	6	3,579

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2002	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Offshore	Stolt Sea Farm	Corporate and Other	Total
	(in millions)
Operating revenue	$747	$228	$58	$—	$1,033	$1,437	$436	$2	$2,908
Depreciation and amortization including drydocking and write-off of goodwill	(84)	(9)	(10)	—	(103)	(218)	(25)	(9)	(355)
Equity in net income of non-consolidated joint ventures	4	—	5	—	9	5	—	—	14
Restructuring charges	—	—	—	(10)	(10)	—	—	—	(10)
Write-off of goodwill	—	(3)	—	—	(3)	(106)	(8)	(1)	(118)
Income (Loss) from operations	83	19	19	—	121	(124)	(28)	(18)	(49)
Interest expense	—	—	—	—	(58)	(19)	(19)	—	(96)
Interest income	—	—	—	—	1	1	1	—	3
Income tax expense	—	—	—	—	(9)	(8)	(1)	—	(18)
Net income (loss)	—	—	—	—	56	(152)	(45)	38	(103)
Capital expenditures	17	3	19	—	39	55	29	—	123
Investments in and advances to non-consolidated joint ventures	45	1	53	—	99	29	3	—	131
Goodwill, net	—	1	—	—	1	6	30	7	44
Other intangible assets, net	—	—	—	—	—	5	35	2	42
Segment assets	1,398	103	269	58	1,828	1,459	495	5	3,787

        The following table sets out operating revenue by country for the Company's reportable segments. SNTG operating revenue is allocated on the basis of the country in which the cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total operating revenue are disclosed separately. SSF operating revenue is allocated on the basis of the country in which the sale is generated. SOSA operating revenue is primarily allocated based on the geographic distribution of its activities, along with a Corporate category that includes all activities that serve more than one geographic region.

	For the years ended November 30,
	2004	2003	2002
	(in millions)
Operating Revenue:
Stolt-Nielsen Transportation Group—
Tankers:
United States	$285	$237	$248
South America	77	60	70
Netherlands	67	43	39
Other Europe	112	145	116
Malaysia	69	71	68
Other Asia	92	78	109
Middle East	49	44	35
Africa	61	54	51
Other	34	30	11

	$846	$762	$747

Stolt-Nielsen Transportation Group—
Tank Containers:
United States	$91	$84	$72
South America	10	8	9
France	30	23	22
Other Europe	74	65	63
Japan	19	15	14
Other Asia	61	50	39
Other	12	10	9

	$297	$255	$228

Stolt-Nielsen Transportation Group—
Terminals:
United States	$63	$55	$49
Brazil	13	9	9

	$76	$64	$58

Stolt Offshore:
Asia Middle East (AME)	$7	$27	$26
North America and Mexico (NAMEX)	22	201	190
Northern Europe and Canada (NEC)	64	387	336
Africa and Mediterranean (AFMED)	134	674	703
South America (SAM)	15	56	52
Corporate	34	137	130

	$276	$1,482	$1,437

        The Stolt Offshore operating revenue for 2004 represents only the first three months of the year, until the point of deconsolidation, as discussed further in Note 2, "Significant Accounting Policies—Principles of Consolidation."

	For the years ended November 30,
	2004	2003	2002
	(in millions)
Stolt Sea Farm:
United States	$119	$125	$97
Canada	18	3	12
Chile	11	15	8
United Kingdom	28	18	17
Norway	24	25	14
Spain	21	18	15
France	12	8	7
Belgium	12	10	8
Other Europe	42	23	19
Japan	85	144	184
Singapore	21	25	20
Taiwan	14	12	12
Other Asia	52	36	21
Other	—	—	2

	$459	$462	$436

        During the year ended November 30, 2003, one customer of SOSA accounted for more than 10% of the Company's revenue. The revenue from SOSA's largest customer was $329.4 million representing 10.9% of total SNSA revenue and was attributable to the AFMED, NEC and NAMEX regions of SOSA.

        There were no customers of SNTG, SOSA or SSF that accounted for more than 10% of the Company's consolidated operating revenue for the years ended November 30, 2004 and 2002.

        The following table sets out long-lived assets by country for the Company's reportable segments. For SNTG, long-lived assets by country are only reportable for the Terminals operations. SNTG's Tanker and Tank Container operations operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for tankers amounted to $1,147 million and $1,156 million, and for tank containers amounted to $50 million and $53 million, at November 30, 2004 and 2003, respectively. A large proportion of SOSA long-term assets are mobile assets that are utilized globally, and therefore cannot be directly attributed to any one geographical region. These long-term assets are represented as Corporate in the SOSA table below.

	As of November 30,
	2004	2003
	(in millions)
Long-Lived Assets:
Stolt-Nielsen Transportation Group—
Terminals:
United States	$188	$174
Brazil	37	37
Singapore/China	—	24
Korea	19	17
Other	2	4

	$246	$256

Stolt Offshore:
Asia Middle East (AME)		$15
North America and Mexico (NAMEX)		41
Northern Europe and Canada (NEC)		25
Africa and Mediterranean (AFMED)		238
South America (SAM)		60
Corporate		212

		$591

Stolt Sea Farm:
United States	$9	$9
Canada	28	27
Chile	19	19
United Kingdom	6	6
Norway	28	28
Spain	19	18
Other	10	10

	$119	$117

        Long-lived assets include fixed assets, investments in non-consolidated joint ventures and certain other non-current assets, mainly the unamortized portion of capitalized drydock costs. The "Investments in and advances to Stolt Offshore S.A." amounted to $133.4 million as of November 30, 2004 and are included in the "Corporate and Other" category. Long-lived assets exclude long-term restricted cash deposits, long-term deferred tax assets, long-term pension assets, goodwill, and intangibles.

29.    Subsequent Events

        Effective December 1, 2004, SNSA reinstated guarantees to Bolton Berhad totaling $5.0 million equivalent in relation to financing guaranteed by Bolton Berhad for the joint venture company, Stolthaven (Westport) Sdn Bhd.

        Subsequent to November 30, 2004, SNTG purchased the M/T Isola Blu, a 26,660 dwt parcel tanker built in 2001 for approximately $45 million, and the 7,950 dwt M/T Marinor parcel tanker built in 1992 which also will participate in the Joint Service.

        In January 2005, the Company sold its interest in Seabulk International Inc. for $2.4 million. A gain of $0.7 million was recorded upon the sale.

        On January 13, 2005, the Company sold 79,414,260 common shares of Stolt Offshore S.A., representing all of its remaining ownership interest in SOSA. The shares were sold at a price of 39.25 Norwegian Kroner per share (approximately $6.35 per share) with an aggregate gross value of $504.3 million (net proceeds of $492.4 million) in a private placement to certain qualified investors in transactions exempt from the registration requirements of the U.S. Securities Act of 1933. In accordance with the terms of its Senior Notes, the Company was required to allocate up to 70% of the net cash proceeds of the sale to repurchase the Senior Notes. Any funds that are not used to repurchase the Senior Notes will be available for general corporate purposes. SNSA expects to report in the first fiscal quarter of 2005 a net gain on the sale of approximately $355 million from this transaction. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company will reclassify its previously issued financial statements beginning with the first quarter of 2005 to reflect SOSA as discontinued operations.

        On January 25, 2005, the outstanding principal of $42.7 million under the Loan with Twelve Ships Inc. was prepaid.

        On January 27, 2005, the Company reduced the total availability of the $275 million revolving credit facility, which had been previously reduced to $249 million, to $150 million.

        On February 28, 2005, the Company determined to exercise its right pursuant to the note agreements governing the Company's Senior Notes to redeem all $295.4 million aggregate outstanding principal amount of Senior Notes. The Company's Senior Notes will be redeemed at the respective redemption prices set forth in each of the note agreements. The Company expects to complete the redemption within its second fiscal quarter. Following completion of this redemption, the Company will seek to refinance other debt. In connection with the early retirement of its Senior Notes, the Company will recognize an additional cost on the redemption of approximately $14.3 million, primarily in the second quarter of 2005, as a result of having to pay a redemption premium in accordance with the terms of the Senior Note agreements.

        On March 11, 2005, the Company's Board of Directors recommended a special final dividend for the full year ended November 30, 2004 of $2.00 per common share, payable June 30, 2005 to shareholders of record as of June 15, 2005. In recommending the special final dividend, the Board of Directors recognized the Company's strong financial performance in 2004 and significant improvement in its balance sheet following the sale of its entire interest in Stolt Offshore S.A., as the recognition of the first quarter 2005 gain referred to above now allows for the payment of dividends in accordance with the Company's loan agreements. The dividend, which is subject to shareholder approval, will be voted on at the Company's Annual General Meeting of Shareholders scheduled for June 9, 2005 in Luxembourg. If approved, the dividend will result in an aggregate cash payment to holders of common shares of approximately $130 million.

        On March 28, 2005, SNTG purchased 2,185 tank containers by exercising a purchase option under the terms of the March 27, 2002 lease agreement with Pitney Bowes Credit Corporation and Orix Financial Services. The total cost of the 2,185 tank containers was $25.5 million.

        On April 1, 2005, the Company announced that agreement has been reached with the Kleven Floro yard in Norway for two 43,000 deadweight ton parcel tankers for delivery in late 2007 and early 2008. The aggregate price for the two ships is expected to be just under $160 million.

        On April 29, 2005, the Company completed the merger of the SSF and Nutreco Holding N.V. worldwide fish farming, processing, and marketing and sales operations into a new stand-alone business entity, Marine Harvest. The Company will have a 25% share in the new company and Nutreco a 75% interest, while SNSA will retain the turbot and sole operations in Europe and the southern bluefin tuna operations in Australia. SNSA will account for its investment in Marine Harvest under the equity method of accounting beginning in May 2005.

Time Sensitive Materials

Depositary's Notice of
Shareholders' Meeting of
Stolt-Nielsen S.A.

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").

ADS CUSIP No.:	861565109.

ADS Record Date:	April 19, 2005.

Meeting Specifics:	Annual General Meeting—June 9, 2005 at 2:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on June 2, 2005.

Deposited Securities:	Common shares, no par value, of Stolt-Nielsen S.A., a company incorporated with limited liability under the laws of Luxembourg (the "Company").

ADS Ratio:	1 Common share to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	DnB Nor Bank ASA, Oslo, Norway.

Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of September 9, 2002, among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on June 2, 2005.

        The Company has announced that an Annual General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

        Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

        Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

        The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

        If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A.—Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

                        Citibank, N.A., as Depositary

*    Pursuant to Section 4.9 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of the laws of Luxembourg and the Articles of Incorporation of the Company, and the provisions of or governing the Deposited Property, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Property represented by such Holders' ADSs.

1.
Approval of the Annual Meeting Date.
2.
Approval of Financial Statements.
3.
Determination of Dividends.
4.
Discharge of Directors and Statutory Auditors.
5.
Approval of Authorization of Share Repurchases.
6.
Election of Directors.
(a)
Jacob Stolt-Nielsen
(b)
Niels G. Stolt-Nielsen
(c)
Roelof Hendriks
(d)
James B. Hurlock
(e)
Christer Olsson
(f)
Jacob B. Stolt-Nielsen
(g)
Christopher J. Wright
7.
Election of Independent Auditors and Statutory Auditors.

DETACH HERE	000001

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☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	00000

Stolt-Nielsen S.A. (the "Company")

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
Resolution 1	☐	☐	☐	Resolution 4	☐	☐	☐	Resolution 6(b)	☐	N/A	☐	Resolution 6(g)	☐	N/A	☐
Resolution 2	☐	☐	☐	Resolution 5	☐	☐	☐	Resolution 6(e)	☐	N/A	☐	Resolution 7	☐	☐	☐
Resolution 3	☐	☐	☐	Resolution 6(a)	☐	N/A	☐	Resolution 6(d)	☐	N/A	☐
								Resolution 6(e)	☐	N/A	☐
								Resolution 6(f)	☐	N/A	☐

ADR Holder(s) sign here:	Date:	If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

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DETACH HERE	000002

The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on June 2, 2005 for action to be taken.

2005 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
Stolt-Nielsen S.A. (the "Company")
CUSIP No.:	861565109.
ADS Record Date:	April 19, 2005.
Meeting Specifics:	Annual General Meeting—June 9, 2005 at 2:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of September 9, 2002.
Deposited Securities:	Common shares no par value, of the Company.
Custodian:	DnB Nor Bank ASA, Oslo, Norway.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

QuickLinks

SIGNATURE
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS ON JUNE 9, 2005
BIOGRAPHIES OF NOMINEES FOR DIRECTOR
TABLE OF CONTENTS
STOLT-NIELSEN S.A. SOCIETE ANONYME HOLDING DIRECTORS' REPORT FOR 2004 AND ANNUAL ACCOUNTS FOR THE YEARS ENDED NOVEMBER 30, 2004 AND 2003 TOGETHER WITH REPORT OF THE COMMISSAIRE
REPORT OF THE COMMISSAIRE TO THE SHAREHOLDERS OF STOLT-NIELSEN S.A. November 30, 2004
STOLT-NIELSEN S.A. Société Anonyme Holding 23, avenue Monterey L-2086 Luxembourg Report of the Board of Directors to the Annual General Meeting of Stolt-Nielsen S.A. to be held at Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg June 9, 2005
STOLT-NIELSEN S.A. SOCIETE ANONYME HOLDING BALANCE SHEETS AS OF NOVEMBER 30, 2004 AND 2003 (Currency—U.S. Dollars)
STOLT-NIELSEN S.A. SOCIETE ANONYME HOLDING STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED NOVEMBER 30, 2004 and 2003 (Currency—U.S. Dollars)
STOLT-NIELSEN S.A. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
STOLT-NIELSEN S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS